Nexa Reports Fourth Quarter and Full-Year 2025 Results including Full-Year Net Income of US$223 million and Adjusted EBITDA of US$772 million

Luxembourg, February 26, 2026 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three and twelve-month periods ended on December 31, 2025.

CEO Message – Ignacio Rosado

During the fourth quarter of 2025, Nexa delivered a robust operational and financial performance, supported by consistent execution across our operations and an unwavering commitment to safety, efficiency, and cost discipline.

This was our strongest quarter of the year, marked by higher net revenues and adjusted EBITDA, reflecting our solid operational performance combined with higher realized prices for zinc and our key by-products. This favorable pricing environment, together with disciplined cost management, enabled a reduction in gross debt, reinforcing our financial resilience and flexibility.

We significantly outperformed our full-year cost guidance, with both mining C1 cash cost and smelting conversion cost below the lower end of the guidance range, reflecting our continued discipline in cost management.

Aripuanã delivered a strong performance during the quarter, achieving its highest production to date, with significant improvements in plant performance and reduced downtime. The installation of the fourth tailings filter is progressing as planned, and its completion in 1H26 will mark another important milestone toward achieving full production capacity. The asset continues to enhance its contribution to Nexa’s adjusted EBITDA, and we expect its cash generation profile to strengthen further as operational performance continues to advance.

Market fundamentals for our key commodities remain supportive. Zinc continues to benefit from tight concentrate supply, steady global demand, and low refined inventories. Copper fundamentals are underpinned by ongoing global electrification trends, the energy transition, and disciplined supply growth.

Silver remains a strategic metal in our portfolio and maintains a positive outlook, supported by robust industrial demand associated with its critical role in the energy transition and AI-related applications, as well as its role as a financial asset. In 2025, we produced 11MMoz, reinforcing our position as a relevant primary silver producer with exposure to silver price upside. The anticipated step-down in streamed volumes in 2Q26 is expected to enhance Nexa’s silver price leverage and cash flow generation going forward.

Our strategic focus remains on advancing key business catalysts, including implementing the Cerro Pasco integration project, improving performance at Aripuanã, strengthening mine–smelter integration, extending the life of our core assets, and pursuing disciplined, value-accretive growth.

We are confident in our ability to sustain strong operational performance and further strengthen our financial position. Through disciplined execution and a balanced capital allocation strategy that includes returning capital to shareholders, Nexa is well positioned to seize opportunities that drive growth and deliver shareholder value.

Earnings Release 4Q25 and FY2025

Summary of Financial Performance

US$ million (except per share amounts)	4Q25	3Q25	4Q24	2025	2024
Net revenues	903	764	741	3,002	2,766
Gross profit	300	154	143	713	538
Net income (loss)	81	100	(111)	223	(187)
EBITDA (1)	271	259	218	787	607
Basic and diluted earnings (loss) per share ("EPS")	0.38	0.52	(0.74)	1.00	(1.55)
Adjusted net income (loss) (1)	110	27	(133)	208	(80)
Adjusted EBITDA (1)	300	186	197	772	714
Adjusted basic and diluted earnings (loss) per share (1)	0.60	(0.03)	(1.00)	0.85	(0.99)
Cash provided by operating activities before working capital (1) (2)	317	196	91	846	509
CapEx	125	90	86	352	277
Free cash flow (1)	51	52	107	(105)	163
Total cash (3)	522	470	640	522	640
Net debt (1)	1,303	1,479	1,217	1,303	1,217
Net Debt/LTM Adj. EBITDA	1.7x	2.2x	1.7x	1.7x	1.7x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 in the “Consolidated financial statements at December 31, 2025.”

(2) Working capital variations had a positive impact of US$31 million in 4Q25, US$19 million in 3Q25 and US$203 million in 4Q24, totaling a negative impact of US$212 million in 2025 and a positive impact of US$18 million in 2024.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production reached 91kt in 4Q25, up 9% quarter-over-quarter and 24% year-over-year, driven by higher-grade ore and stronger performance at Vazante, Aripuanã, Cerro Lindo, and Atacocha, partially offset by slightly lower output at El Porvenir on a quarterly basis.
▪	Consolidated run-of-mine mining cost in 4Q25 averaged US$56/t, increasing by 12% quarter-over-quarter. Compared to 4Q24, run-of-mine mining cost was up 27%, reflecting higher operational costs associated with ongoing stabilization of the Aripuanã plant, as well as higher costs at Vazante and Cerro Lindo.
▪	Consolidated mining cash cost net of by-products in 4Q25 improved to US$(0.58)/lb versus US$(0.49)/lb in 3Q25, supported by stronger by-products contribution and higher sales volume. Compared to 4Q24, cash cost decreased by 0.58/lb, reflecting higher by-product credits and lower treatment charges (“TCs”).
▪	In the smelting segment, zinc metal and oxide sales totaled 142kt in 4Q25, down 6% from the previous quarter, mainly due to lower production volumes at Juiz de Fora and Três Marias, as well as softer demand for zinc oxide. Compared to 4Q24, sales were down 7%, in line with our full-year 2025 sales guidance, which anticipated lower volumes compared with 2024.
▪	Zinc metal and oxide production remained stable quarter-over-quarter at 146kt, supported by strong performance at Cajamarquilla and improved results at Três Marias, partially offset by operational challenges at Juiz de Fora. On a year-over-year basis, production declined 3%, in line with the 2025 guidance, reflecting the impact of lower TCs.
▪	Smelting conversion cost was US$0.34/lb in 4Q25, decreasing from US$0.35/lb in 3Q25, largely due to higher zinc sales volumes and lower variable costs. Compared to 4Q24, conversion cost increased 15%, driven by higher operational costs and unfavorable foreign exchange variations from our Brazilian smelters.

2

Earnings Release 4Q25 and FY2025

▪	Smelting cash cost was US$1.41/lb in 4Q25, up 7% quarter-over-quarter and 13% year-over-year, primarily driven by increased raw material costs resulting from higher zinc prices and lower TCs, partially offset by stronger by-products contribution.

Financial Performance

▪	Net revenues in 4Q25 totaled US$903 million, up 18% from US$764 million in 3Q25, supported by higher by-products contribution, driven by a surge in LME prices, partially offset by lower smelting sales volume. Compared to 4Q24, net revenues increased 22%, mainly attributed to higher LME prices for zinc, copper, and LBMA prices for silver. For the full-year 2025, net revenues amounted to US$3 billion, up 9% compared to the same period a year ago, primarily due to stronger by-products prices, partially offset by lower metal sales volume.
▪	Net income for 4Q25 was US$81 million, bringing the full-year 2025 total to US$223 million, resulting in basic and diluted earnings per share attributable to Nexa’s shareholders of US$0.38 for the quarter and US$1.00 for the twelve-month period. The quarterly decrease of US$19 million (US$0.14/share) compared to 3Q25 was primarily driven by a 3% depreciation of the Brazilian real against the U.S. dollar impacting net financial results, which was partially offset by higher operating income from a strong increase in gross profit.
▪	Adjusted net income was US$110 million in 4Q25 and US$208 million for the full-year 2025, resulting in an adjusted basic and diluted loss per share of US$0.60 for the quarter and adjusted basic and diluted earnings of US$0.85 for the year, both attributable to Nexa's shareholders. Please refer to the “Net Income (Loss)” section for further details.
▪	Adjusted EBITDA[1] in 4Q25 was US$300 million, up from US$186 million in 3Q25 and US$197 million in 4Q24. The quarterly improvement was driven by higher by-products contribution and increased zinc prices, partially offset by lower smelting sales volume. Year-over-year increase was primarily due to stronger by-products contribution, which were partially offset by higher operational costs at Aripuanã, Cerro Lindo, and Vazante, as well as reduced smelting sales volume.
▪	In 2025, Adjusted EBITDA amounted to US$772 million, up 8% compared to the same period last year, primarily attributed to higher zinc prices, stronger by-products contribution, and favorable foreign exchange variations, partially offset by increased operating costs in both segments, and lower metal sales volume.
▪	Consolidated Adjusted EBITDA margin was 33% in 4Q25, 8.8pp and 6.7pp higher than in 3Q25 and 4Q24, respectively, while for the full-year 2025, margin stood at 26%, remaining flat compared to 2024.
▪	The mining segment delivered strong Adjusted EBITDA of US$266 million in 4Q25, up 62% from US$164 million in 3Q25, reflecting higher zinc prices and stronger by-product credits. Year-over-year, mining Adjusted EBITDA rose 118%, supported by higher realized prices across all core metals (zinc, copper, silver, and gold).
▪	In 2025, mining Adjusted EBITDA rose 42% year-over-year to US$658 million, primarily attributed to higher prices, stronger by-products contribution, particularly silver and gold, and lower TCs, partially offset by higher operating costs, and lower sales volumes.
▪	Adjusted EBITDA for the smelting segment increased to US$34 million in 4Q25 from US$23 million reported in 3Q25. This sequential improvement was driven by strong by-product credits, favorable mark-to-market (“MTM”) adjustments on silver and copper prices, partially offset by higher raw material costs resulting from higher zinc prices and lower TCs. Compared to 4Q24, smelting Adjusted EBITDA decreased 55%, mainly reflecting lower sales volumes, which were impacted by higher raw material costs, as well as increased energy prices at our Brazilian operations and higher maintenance expenses at Cajamarquilla and Três Marias.

[1] Adjusted EBITDA excludes the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$29 million in 4Q25, US$(22) million in 4Q24 and US$(73) million in 3Q25, totaling US$(15) million in 2025 and US$107 million in 2024.

3

Earnings Release 4Q25 and FY2025

▪	In 2025, smelting Adjusted EBITDA amounted to US$113 million, down 55% from 2024, mainly due to lower sales volumes and TCs, a negative net price effect from higher zinc prices (which increased raw material costs), and a lower net premium, which were partially offset by stronger by-products contribution, including mark-to-market gains on silver and copper, higher sulfuric acid prices and volumes, along with higher realized prices for silver and copper cement.

Financial Position, Investments and Financing

▪	Total cash[2] on December 31, 2025, stood at US$522 million, an increase from US$470 million at September 30, 2025. Our total available liquidity at the end of 4Q25 was US$842 million, which included US$320 million from our undrawn sustainability-linked revolving credit facility. Excluding the RCF, our available liquidity comfortably covers all financial commitments over the next 5 years.
▪	In 4Q25, free cash flow was positive at US$51 million, primarily driven by higher operating cash flow and supported by a working capital inflow from increased trade and confirming payables, partially offset by higher expenditures in the quarter, including debt repayments. For the full-year 2025, free cash flow was negative US$105 million, mainly reflecting the impact of gross debt reduction, higher capital expenditures, and working capital investments earlier in the year. For further details, please refer to the “Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation” section.
▪	Net debt to last twelve months (“LTM) Adjusted EBITDA ratio improved to 1.69x at the end of 4Q25, down from 2.21x at the end of 3Q25, while remaining relatively flat compared to 1.70x in 4Q24. This sequential improvement was driven by a combination of higher LTM Adjusted EBITDA and lower net debt. Total debt of US$1,706 million decreased by US$128 million compared to the previous quarter, mainly due to the repayment of certain financial indebtedness and favorable foreign exchange variations.

Key Highlights

Sustainability & Community Engagement

Climate Education & Engagement

▪	In November, we participated in COP30 in Brazil, reinforcing our climate action and social development commitments. We also launched the Act for a Sustainable World program in four public schools in Aripuanã, benefiting 1,250 students with activities on culture, education, and climate awareness, and joined a national panel on diversity, human rights, and decent work, reaffirming our commitment to integrating sustainability and people-centered principles into our management practices.

Rural Development & Community Investment

▪	In October, we installed 46 biodigesters near Vazante and trained local producers in maintenance, chemical safety, and safe operation. The initiative enhances rural sanitation, reduces environmental impacts, and promotes sustainable farming in surrounding communities.
▪	Also in October, MINEM (Ministry of Energy and Mines - Peru) and 31 community representatives visited the Topará Valley (Cerro Lindo) to study Nexa-supported collaborative development models, including solar-powered irrigation, upgraded water infrastructure, and bridges for rainy season connectivity.
▪	In November, we inaugurated the renovated San Juan de Milpo Market as part of our commitment to the local community, improving access to food and goods through upgraded stalls, water points, lighting, and overall infrastructure.

[2] Cash and cash equivalents, and financial investments.

4

Earnings Release 4Q25 and FY2025

Agricultural Support & Food Security

▪	In November, we delivered 10 power tillers to the Chavín Peasant Community (Cerro Lindo) to improve soil preparation and boost agricultural productivity and local economic development.
▪	In December, we launched the Bio-Garden Program in the Topará Valley (Cerro Lindo), providing seed kits and training in sustainable techniques to strengthen food security and agricultural autonomy for local families.

Health, Skills & Inclusion

▪	In December, we provided specialized medical care to the Machcan community (Pasco) through the Health for Our Community campaign, offering consultations, preventive guidance, and medication.
▪	In November, we delivered a Topography Course in Yarusyacán (Cerro Pasco) in partnership with Instituto Tecsup, blending in-person and community-based training to expand technical skills and employment opportunities for local youth.
▪	In October, we held Plurality Week across all sites, with activities led by our Affinity Groups to promote inclusion, psychological safety, and dialogue, reinforcing how diverse perspectives strengthen our culture and performance.

Decarbonization & Innovation

Low-Carbon Solutions

▪	In November, Nexa received a 2025 Sustainable Development Award for an innovative cement optimization model at Cerro Lindo. Industrial-scale testing validated a 10% reduction in cement use while maintaining performance, improving stability, and avoiding approximately 1,200 tCO2e annually.

Circular Economy

▪	In November, we advanced waste-to-value initiatives: commercializing approximately 1,000 tons of low-generation waste at Três Marias; producing and selling over 150,000 ecological bricks from jarosite at Juiz de Fora; and progressing tailings stabilizer and pyrite concentration pilots at Juiz de Fora and Cerro Lindo, respectively.

Environmental Recognition

▪	In December, we received two SNMPE Sustainable Development Awards: one for cement optimization and emission reduction at Cerro Lindo (“Cement with Purpose”), and another for water efficiency and effluent reuse at Cajamarquilla, where treated water is repurposed for green areas and community irrigation.

Industry Leadership & Governance

Operational Excellence & Safety

▪	In November, our Cerro Pasco Complex team was named National Champion in Mining Rope Rescue at the National Mining Rescue Competition, achieving top-tier emergency preparedness and teamwork. During the quarter, we deeply regret the two fatalities that occurred at El Porvenir. Safety remains our highest priority, and we are conducting thorough investigations and reinforcing preventive measures across our operations.
▪	In December, the Três Marias smelter earned NBR 160001 certification, recognizing excellence in social responsibility management and ethical engagement practices.

Inclusion & Equity

▪	We continue to promote gender inclusion, sponsoring Women in Mining (WIM) Brazil in November. At Aripuanã, women now represent 22% of the workforce, confirming tangible progress.
▪	In November, we contributed to discussions on gender inclusion in technical and leadership roles at the Expominério 2025 conference in Cuiabá, Brazil.

5

Earnings Release 4Q25 and FY2025

Stakeholder Engagement & Value Chain

▪	In October, we hosted Zinc Journey 2025, engaging over 50 clients to strengthen collaboration, discuss market trends, and reinforce our commitment to sustainable supply.
▪	Also in October, we participated in Exposibram 2025 conference in Brazil, contributing to dialogues on diversity, economic diversification, and local content, while engaging with journalists and Indigenous representatives on how ESG drives our operations.

External Recognition & Governance

▪	In December, CDP reaffirmed our ratings at B for both Climate Change and Water Security, reflecting strong governance, consistent disclosure, and improved risk management.
▪	We also joined the Maersk Connections event in Lima, sharing perspectives on climate-resilient logistics and supply-chain resilience.

Financial & Corporate Milestones

▪	In 2025, S&P and Fitch Ratings reaffirmed Nexa’s 'BBB-' investment grade rating with a 'stable' outlook, while Moody’s maintained its 'Ba2' and revised the outlook to 'stable' from 'negative'. In February 2026, Moody’s completed its periodic review, confirming the 'Ba2' rating with a 'stable' outlook.
▪	For the year ended December 31, 2025, the Board of Directors has recommended a distribution payment of approximately US$17.5 million or US$0.132136 per share, expected to be paid on August 11, 2026, to shareholders of record on July 28, 2026, in accordance with the Company’s current dividend policy. This proposal is subject to approval at the Annual General Meeting (“AGM”). For further details, please refer to the “Others – Distributions to shareholders” section of this document.

Growth, Portfolio Optimization and Strategic Investments

Cerro Pasco Integration Project

▪	Permitting: In 4Q25, we advanced key permitting and execution activities for the Cerro Pasco Integration Project. Nexa submitted the two major environmental filings required by SENACE, the 2nd MEIA for the El Porvenir Mining Unit and the 3rd MEIA for the Atacocha Mining Unit, with approvals expected in 1Q27.
▪	Execution: Phase I continued to progress as planned. Following the start of construction in July 2025, the project implemented critical technical optimizations, including adjustments in slope configurations, a redesign of tailings pipeline supports, and adoption of a modular strategy for the Electrical Room. On-site works achieved significant milestones, such as completing micro-pile installation for the Tailings Thickener, advancing slope stabilization, and initiating earthworks and civil works for the Pump House and Main Substation. Progress also advanced on the Drive Pipe Channel and installation of support structures for the tailings pipeline. Manufacturing, testing, and packaging of the GEHO (WEIR) pumps were concluded in December, supporting the on-track schedule for a pumping start-up expected in 2Q27.
▪	Engineering & Planning: Further components of Phase I also advanced, with Basic Engineering completed for the E-09 Discharge Plant and the cross-check of Detailed Engineering initiated for the raising of Tailings Dam 4142. In parallel, Phase II preparatory work continued, including technical assessments of the Picasso shaft and underground integration alternatives to determine the complex’s optimal long-term operational configuration.
▪	2026 Outlook: Throughout 2026, construction and commissioning activities will intensify. In 1Q26, the manufacturing and on-site delivery of key equipment will be completed. This will support completion of the Tailings Thickener and GEHO pumps installations during 2Q26. Focus will then shift to achieving Mechanical Completion in 3Q26, paving the way for operational Start-Up and submission of the operating authorization for the pumping system to DGM-MINEM in 4Q26.

6

Earnings Release 4Q25 and FY2025

2025 Mineral Exploration results and Strategic Investments

▪	During 2025, we delivered positive exploration results across our core operations, supporting mineral resource and reserve replacement and mineralization expansion. Additionally, Tinka Resources advanced its corporate restructuring and completed an equity financing to fund exploration at the Ayawilca project. Nexa did not participate and currently holds approximately 12.15% of Tinka’s outstanding shares.

Namibia — Otavi Project Sale

On December 22, 2025, Nexa completed the sale of its Otavi Project in Namibia for US$3.0 million upfront, plus up to US$7.0 million in contingent payments, while retaining royalty rights. This transaction aligns with Nexa's portfolio optimization strategy, focusing on return-generating assets and enhanced free cash flow. Namibia remains a strategic region for Nexa supporting the advancement of copper exploration initiatives beyond Latin America, with ongoing projects in the prominent Kalahari Copper Belt.

Corporate Strategic Focus

▪	We remain firmly committed to enhancing free cash flow generation through a disciplined capital allocation framework that prioritizes sustaining capital, brownfield mineral exploration aimed at extending the life of our mining assets, gross debt reduction, and key ESG and Health, Safety, and Environment (“HS&E”) initiatives. Our strategic focus continues to be on optimizing our most attractive assets and projects to strengthen operational resilience and create sustainable long-term value creation for all stakeholders.

7

Earnings Release 4Q25 and FY2025

2025 Results and Guidance

Production, Sales and Cash Cost Guidance

As previously disclosed in our press release dated February 6, 2026, we reported solid 2025 operational results and provided our production and metal sales guidance for the 2026-2028 period, as well as the guidance on costs, capital expenditures, and other operating expenses for 2026.

Nexa continues to monitor global macroeconomic and operational risks that could affect our business. These include commodity price volatility, inflationary pressures, supply chain constraints, and potential changes to political or regulatory environments in the jurisdictions where we operate. In addition, community-related events or extreme weather may impact production and cost pressures.

We remain focused on mitigating these risks through strong operational discipline, proactive stakeholder engagement, and flexibility in our capital allocation. For additional information, please refer to “Risks and Uncertainties” and our “Cautionary Statement on Forward-Looking Statements.”

Mining segment – production

•	We achieved 2025 consolidated mining production guidance, with all metals meeting their respective annual target ranges. Zinc production totaled 316kt, with Aripuanã, Cerro Lindo and Atacocha mines achieving the upper end of their annual guidance ranges, while Vazante stood at the midpoint, and El Porvenir reached the lower end.
•	Copper and lead production in 2025 totaled 33kt and 63kt, respectively, with copper landing at midpoint, and lead exceeding the upper end of guidance. Silver production amounted to 11MMoz, reaching the midpoint of the guidance range, reinforcing Nexa’s position as a relevant global silver producer.
Mining production		2025	Guidance 2025
(Metal in concentrate)

Zinc	kt	316	300	-	336
Cerro Lindo		87	85	-	88
El Porvenir		53	53	-	62
Atacocha		12	10	-	12
Vazante		128	123	-	139
Aripuanã		35	28	-	36

Copper	kt	33	29	-	35
Cerro Lindo		27	24	-	27
El Porvenir		0.4	0.3	-	0.5
Aripuanã		5.9	5.1	-	8.2

Lead	kt	63	54	-	67
Cerro Lindo		10	11	-	12
El Porvenir		25	21	-	26
Atacocha		14	12.9	-	13.5
Vazante		0.9	0.6	-	0.8
Aripuanã		13	9	-	14

Silver	MMoz	11	10.6	-	12.0
Cerro Lindo		4.0	3.9	-	4.2
El Porvenir		4.4	4.2	-	4.8
Atacocha		1.2	1.3	-	1.4
Vazante		0.4	0.3	-	0.5
Aripuanã		1.0	1.0	-	1.2

8

Earnings Release 4Q25 and FY2025

Smelting segment – sales guidance

•	Metal sales (zinc metal + zinc oxide) totaled 567kt in 2025, reaching the lower end of the annual guidance range. This performance reflects the anticipated annual reduction of approximately 15kt compared to 2024, driven by a more volatile market environment and lowest TCs levels. Record-high annual production at the Cajamarquilla smelter, supported by improved operational stability and higher calcine availability, partially offset lower-than-expected volumes from Brazilian operations, which faced operational challenges.
•	Zinc metal sales of 532kt, performing within the lower end of guidance range, while zinc oxide sales totaled 35kt, reaching the upper end of the range.
Smelting sales		2025	Guidance 2025

Zinc metal	kt	532	530	-	555
Cajamarquilla		346	320	-	330
Três Marias		122	145	-	155
Juiz de Fora		64	65	-	70

Zinc oxide	kt	35	30	-	35
Três Marias		35	30	-	35

Total Sales	kt	567	560	-	590

Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2025	2025	Guidance 2025			Guidance 2025

Mining (1)	51.3	(0.30)	49.2	-	56.2	(0.04)	-	0.16
Cerro Lindo	39.9	(0.82)	39.2	-	43.1	(0.52)	-	(0.33)
El Porvenir	64.5	(0.49)	61.5	-	67.7	(0.19)	-	0.02
Atacocha	36.7	(1.89)	34.5	-	38.3	(1.16)	-	(1.07)
Vazante	50.9	0.45	52.0	-	57.7	0.46	-	0.52
Aripuanã	95.4	0.09	86.6	-	108.2	(0.10)	-	0.69

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

In 2025, consolidated run-of-mine mining cost of US$51.3/t came in at the lower end of our 2025 guidance range. C1 cash cost of US$(0.30)/lb was well below the lower end of our expected guidance range, due to higher by-products contribution. For further details, please refer to the “Business performance – Mining segment” section.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2025	2025	Guidance 2025			Guidance 2025

Smelting (2)	0.34	1.28	0.36	-	0.41	1.14	-	1.33
Cajamarquilla	0.29	1.14	0.33	-	0.36	1.02	-	1.17
Três Marias	0.36	1.51	0.33	-	0.40	1.27	-	1.53
Juiz de Fora	0.56	1.56	0.53	-	0.64	1.38	-	1.58

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Note: The 2025 conversion cost and cash cost net of by-products credits for Três Marias, and consequentially at a consolidated level have been updated from the figures previously disclosed in our February 6th Guidance.

9

Earnings Release 4Q25 and FY2025

In 2025, consolidated smelting conversion cost of US$0.34/lb, was below our 2025 guidance. C1 cash cost of US$1.28/lb came in line with our guidance. For further details, please refer to the “Business performance – Smelting segment” section.

Capital Expenditures (“CAPEX”)

▪	In 4Q25, Nexa invested US$125 million, primarily in sustaining expenditures for mine development and operational maintenance. The full-year 2025 investment totaled US$352 million, slightly above the guidance of US$347 million, mainly attributed to the appreciation of the Brazilian real against the U.S. dollar, which resulted in a negative impact of US$7 million in 2025.
▪	Investments related to Phase I of the Cerro Pasco Integration Project, focused on the tailings pumping system, are classified as sustaining and amounted to US$12 million in the quarter and US$42 million in 2025, in line with the project plan.
CAPEX	2025	Guidance 2025
(US$ million)
Non-Expansion	353	344
Sustaining (1)	334	316
HS&E	15	18
Others (2)	4	11

Expansion projects (3)	1	3
Reconciliation to Financial Statements (4)	(2)	-
TOTAL	352	347

(1) Investments in TSF (“Tailings Storage Facility”) are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes several projects in Vazante to improve operational performance.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Exploration & Project Evaluation and Other Expenses

▪	In 4Q25, we invested US$25 million in exploration and project evaluation, totaling US$78 million in 2025, below the full-year guidance of US$88 million, reinforcing our focus on unlocking the mineral potential of our assets. Additionally, we allocated US$6 million to technology and community initiatives during the quarter, amounting to US$16 million in 2025, also below the full-year guidance of US$20 million, supporting the continuous operational improvements and the sustainable development of our host communities.
▪	As part of our long-term strategy, we remain committed to replacing and expanding our mineral inventory. In this context, we continue to advance on our exploration programs, identifying new ore bodies and upgrading resource classifications, particularly through infill drilling campaigns across our key operations.
Other Operating Expenses	2025	Guidance 2025
(US$ million)
Exploration	63	70
Mineral Exploration	46	50
Mineral rights	8	10
Exploration (mine development)	10	9

Project Evaluation	15	18

Exploration & Project Evaluation	78	88

Other	16	20
Technology	3	6
Communities	13	14

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

10

Earnings Release 4Q25 and FY2025

Earnings Release 4Q25 and Full Year 2025

This Earnings Release should be read in conjunction with the “Consolidated financial statements at December 31, 2025.” This document contains forward-looking statements.

Table of contents

Consolidated performance	13
Adjusted EBITDA	16
Net Income (Loss)	19
Cash flows	20
Liquidity and Indebtedness	22
Business performance – Mining	23
Business performance – Smelting	35
Others	43
Market scenario	45
Risks and Uncertainties	48
Use of Non-IFRS Financial Measures	49
Cautionary Statement on Forward-Looking Statements	50
Appendix	52

UPCOMING EVENT

Earnings Conference Call

Date: Friday, February 27, 2026 – 10:00am (EST)

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11

Earnings Release 4Q25 and FY2025

Consolidated performance

Selected financial information

US$ million (except where otherwise indicated)	4Q25	3Q25	4Q24	2025	2024

Net Revenues	903	764	741	3,002	2,766
Mining	532	372	354	1,570	1,350
Smelting	573	541	547	2,057	1,997
Intersegment results | Adjustments	(202)	(149)	(160)	(625)	(581)

Cost of Sales	(603)	(610)	(598)	(2,289)	(2,228)
Mining	(256)	(236)	(256)	(938)	(1,012)
Smelting	(551)	(523)	(503)	(1,975)	(1,800)
Intersegment results | Adjustments	204	150	162	624	583

Selling, general and administrative	(40)	(37)	(34)	(145)	(127)
Mining	(21)	(18)	(19)	(73)	(66)
Smelting	(20)	(18)	(14)	(72)	(57)
Intersegment results | Adjustments	1	(1)	(1)	0	(4)

Depreciation and amortization	65	82	97	289	330
Mining	42	56	69	190	243
Smelting	24	24	28	95	86
Intersegment results | Adjustments	(1)	1	(1)	4	1

Adjusted EBITDA (1)	300	186	197	772	714
Mining	266	164	122	658	464
Smelting	34	23	76	113	250
Intersegment results | Adjustments	0	(1)	(1)	0	0
Adj. EBITDA margin (%)	33.2%	24.4%	26.5%	25.7%	25.8%

Net income (loss)	81	100	(111)	223	(187)
Attributable to Nexa's shareholders	50	69	(99)	133	(205)
Attributable to non-controlling interests	31	31	(13)	91	18

Basic and diluted earnings (loss) per share	0.38	0.52	(0.74)	1.00	(1.55)

Adjusted net income (loss) (1)	110	27	(133)	208	(80)
Attributable to Nexa's shareholders	80	(4)	(133)	112	(131)
Attributable to non-controlling interests	30	30	(0)	96	51

Adjusted basic and diluted earnings (loss) per share (1)	0.60	(0.03)	(1.00)	0.85	(0.99)

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 in the “Consolidated financial statements at December 31, 2025.” This is a note about segments, and one of the explanations for the new adjustment for cash dividend at the consolidated level was to keep consistency with segment information.

12

Earnings Release 4Q25 and FY2025

Net Revenues

In 4Q25, net revenues totaled US$903 million, up 22% year-over-year and 18% quarter-over-quarter, primarily driven by higher lead and copper LME prices, as well as silver prices, which increased by-products revenue. The sequential improvement was partially offset by lower smelting sales volume. For further details on metal prices, please refer to the “Market Scenario” section.

For the full-year 2025, net revenues reached US$3.0 billion, up 9% compared to the same period a year ago, resulting from a US$175 million positive impact from higher silver and gold prices, a US$54 million benefit from higher zinc prices, based on smelting sales volumes of 591kt in 2024 and an average price increase of US$91/t, and a US$27 million contribution from higher copper prices. These gains were partially offset by lower smelting sales volume (negative impact of US$67 million), a decline in copper and lead sales volumes (negative impact of US$33 million), and lower lead prices (negative impact of US$7 million).

Cost of Sales

In 4Q25, cost of sales amounted to US$603million, up 1% year-over-year. This performance was primarily attributable to lower TCs, the negative impact of higher zinc LME prices on third-party concentrate purchases, and unfavorable foreign exchange variations. Compared to 3Q25, cost of sales decreased by 1%, mainly due to lower smelting sales volume and increased consumption of zinc concentrate from our own mines, which reduces processing costs, partially offset by the impact of higher zinc prices on concentrate purchases and continued currency headwinds.

For the full-year 2025, cost of sales was US$2,289 million, up 3% compared to the same period a year ago, reflecting persistent headwinds from lower TCs, higher raw material costs at our smelters, increased maintenance expenses, and unfavorable foreign exchange variations, which were partially offset by a higher proportion of concentrate from our own mines (resulting in lower processing costs), and reduced smelting sales volume.

Mineral exploration and Project evaluation

In 4Q25, we invested US$25 million in mineral exploration and project evaluation, a 37% increase from US$19 million invested in 4Q24.

For the full-year 2025, total investment reached US$78 million, a 22% increase compared to US$64 million invested in 2024.

These strategic investments are directed towards advancing our long-term resource development pipeline. Additional details on our exploration activities and results are available in our 4Q25 and full-year 2025 Exploration Report published on February 11, 2026.

SG&A

In 4Q25, SG&A expenses totaled US$40 million, up 17% year-over-year, primarily due to higher personnel costs, increased spending on third-party services, and unfavorable foreign exchange variations. Freight expenses were also elevated by higher sales volume at Cajamarquilla. Sequentially, SG&A increased by 6% compared to 3Q25, mainly reflecting higher personnel and legal expenses.

For the full-year 2025, SG&A expenses amounted to US$145 million, up 14% compared to 2024, driven by higher personnel and third-party services expenses, increased freight expenses from higher sales volume at Cajamarquilla, higher legal expenses, and unfavorable foreign exchange variations.

Net financial results

Net financial results in 4Q25 amounted to a loss of US$113 million compared to a loss of US$46 million in 3Q25. This increase was primarily driven by lower foreign exchange gains, reflecting a 3% depreciation of the Brazilian real against the U.S. dollar[3], and by higher financial expenses, resulting from an increase in other liabilities, mainly related to uncertainties over income tax treatments and monetary adjustments. These headwinds were partially offset by higher financial income from increased returns on financial investments and cash equivalents.

[3] In 4Q25, the Brazilian real / U.S. dollar (end of period) exchange rate was R$5.502 compared to R$5.318 in 3Q25.

13

Earnings Release 4Q25 and FY2025

Foreign exchange variations had a negative impact of US$23 million in 4Q25 compared to a positive impact of US$20 million in 3Q25.

Excluding foreign exchange effects, net financial results totaled US$91 million in 4Q25, compared to a loss of US$65 million in the previous quarter.

For the full-year 2025, net financial results totaled a loss of US$187 million, a significant improvement from a loss of US$369 million in 2024. This was primarily attributed to higher foreign exchange gains, reflecting the 11% appreciation of the Brazilian real against the U.S. dollar, and by higher financial income, due to monetary adjustments recorded for provisions related to uncertain income tax positions. These positive effects were partially offset by higher financial expenses related to bond repurchases and early redemptions, and an increase in other liabilities, reflecting the reclassification of a VAT provision reversal to accounts payable, along with continued uncertainties over income tax treatments.

US$ thousand	4Q25	3Q25	4Q24	2025	2024

Financial income	8,369	7,171	6,034	29,900	24,028

Financial expenses	(99,146)	(78,494)	(73,041)	(306,496)	(245,828)

Other financial items, net	(22,590)	25,788	(74,595)	89,231	(147,660)
Foreign exchange gain (loss)	(22,484)	19,777	(73,768)	74,373	(148,546)

Net financial result	(113,367)	(45,535)	(141,602)	(187,365)	(369,460)
Net financial result excluding FX	(90,883)	(65,312)	(67,834)	(261,738)	(220,914)

14

Earnings Release 4Q25 and FY2025

Adjusted EBITDA

In 4Q25, Adjusted EBITDA totaled US$300 million, up 53% from US$197 million in 4Q24. The net improvement was primarily driven by (i) higher by-products contribution of US$176 million, fueled by higher realized prices for silver, gold, copper, and copper cement, as well as increased sales volume for copper cement and sulfuric acid. This positive impact was partially offset by (ii) US$26 million in higher operational costs and G&A, mainly from higher maintenance expenses at Cajamarquilla and Três Marias, increased provisions for workers’ participation bonuses, along with Aripuanã’s personnel retention plan; (iii) negative impact of US$16 million from foreign exchange variations; (iv) US$15 million reduction from lower metal sales volume at Brazilian smelters; and (v) US$9 million in other variations, primarily related to increased environmental liabilities for the Três Marias decommissioning plan.

Compared to 3Q25, Adjusted EBITDA increased by 61%. This improvement was mainly attributed to (i) higher by-products contribution of US$92 million, reflecting stronger metal prices and increased sales of silver concentrate, and copper cement at Cajamarquilla; (ii) a positive net price effect of US$37 million from higher zinc prices; and (iii) other positive variations of US$16 million, including a reversal of inventory provisions, an insurance indemnity payment related to the Juiz de Fora fire incident occurred in December 2024, and a higher cash dividend received from Enercan. These positive effects were partially offset by (iv) a negative cost and G&A impact of US$12 million, primarily from higher operational and maintenance costs at Aripuanã and Cajamarquilla; and (v) lower smelting sales volume of US$11 million at Três Marias and Juiz de Fora.

15

Earnings Release 4Q25 and FY2025

For the full-year 2025, Adjusted EBITDA totaled US$772 million, up 8% from US$714 million in the prior year. This performance was driven by higher zinc prices, stronger by-products contribution, and favorable foreign exchange variations, which were partially offset by increased operational costs and G&A on both segments, lower metal sales volume, and higher mineral exploration and project evaluation expenses.

Net Income (Loss) reconciliation to Adjusted EBITDA

US$ million	4Q25	3Q25	4Q24	2025	2024
Net Income (loss)	81.0	100.1	(111.4)	223.1	(187.4)
Depreciation and amortization	65.1	81.5	96.6	289.0	330.2
Share in the results of associates	(6.1)	(5.8)	(4.7)	(21.1)	(21.2)
Net financial results	113.4	45.5	141.6	187.4	369.5
Income tax benefit (expense)	17.9	38.0	96.2	108.6	115.6
EBITDA	271.2	259.5	218.3	787.0	606.6
Changes in fair value of offtake agreement (2)	26.9	4.5	(21.4)	44.2	0.1
Impairment loss (reversal) of long-lived assets (3)	12.5	(106.5)	7.5	(91.7)	32.9
Impairment (reversal) of other assets (4)	0.0	0.0	0.0	0.0	0.3
Ramp-up expenses of greenfield projects (Aripuanã) (5)	0.0	0.0	0.0	0.0	25.2
Gain (Loss) on sale and write-off of property, plant and equipment (6)	1.0	1.0	9.3	1.6	16.2
Remeasurement adjustment of streaming agreement (7)	0.0	24.6	0.0	24.6	21.1
Energy forward contracts (8)	(2.0)	(4.5)	11.7	(9.6)	(0.1)
Other restoration obligations (9)	(8.2)	0.0	(0.1)	(8.1)	1.0
Divestment and restructuring (10)	(7.7)	0.0	(9.9)	(7.7)	(9.0)
Dividends received in cash (11)	7.7	6.1	9.0	23.8	25.2
Remeasurement in estimates of asset retirement obligations (12)	(1.3)	1.3	(27.8)	7.7	(5.3)
Adjusted EBITDA (1)	300.0	186.1	196.7	771.9	714.1

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 in the “Consolidated financial statements at December 31, 2025.”

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement”.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Non-cash adjustment: Value-added-taxes impairment loss.

(5) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their expected production capacity. Commencing in July 2024, these effects were no longer included since, at the end of June 2024 it reached the final stage of its ramp-up phase, transitioning to an ongoing operation.

(6) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(7) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(8) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix and Nexa Energy.

(9) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(10) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(11) Amount in cash dividend received from associates (currently, Enercan is our only associate), as our management considers this dividend part of the analysis of our energy costs.

(12) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

16

Earnings Release 4Q25 and FY2025

Net Income (Loss)

In 4Q25, net income amounted to US$81 million compared to US$100 million in 3Q25 and a net loss of US$111 million in 4Q24. The quarter-over-quarter decrease was primarily driven by the 3% depreciation of the Brazilian real against the U.S. dollar, which was partially offset by higher operating income supported by a strong increase in gross profit.

For the full-year 2025, net income totaled US$223 million, a significant improvement from a net loss of US$187 million in 2024. This performance was driven by a strong increase in operating income from higher gross profit, a non-cash impairment reversal recorded in 3Q25 and increased foreign exchange gains. These positive factors were partially offset by higher net financial expenses, increased other income and expenses, primarily due to changes in the fair value of offtake agreement, along with higher mineral exploration and project evaluation expenses.

Net Income attributable to Nexa’s shareholders was US$50 million in 4Q25 and US$133 million for 2025. This resulted in basic and diluted earnings per share of US$0.38 for the quarter and US$1.00 for the full year.

Adjusted net income for the quarter was US$110 million, totaling US$208 million in 2025, as detailed in the Net Income (Loss) reconciliation to Adjusted EBITDA section.

On an attributable basis, this resulted in an adjusted net income of US$80 million in 4Q25 (adjusted basic and diluted earnings per share of US$0.60) for the quarter, and adjusted net income of US$112 million (adjusted earnings per share of US$0.85) for 2025.

US$ million (except where otherwise indicated)	4Q25	3Q25	4Q24	2025	2024
Net Income (loss)	81.0	100.1	(111.4)	223.1	(187.4)
Attributable to Nexa's shareholders	50.4	69.3	(98.5)	132.6	(205.0)
Attributable to non-controlling interests	30.6	30.8	(12.9)	90.5	17.6
Basic and diluted earnings (loss) per share	0.38	0.52	(0.74)	1.00	(1.55)

Miscellaneous adjustments (1)	28.7	(73.4)	(21.7)	(15.1)	107.5
Attributable to Nexa's shareholders	29.3	(72.9)	(34.1)	(20.1)	74.0
Attributable to non-controlling interests	(0.6)	(0.5)	12.4	5.1	33.5
Basic and diluted miscellaneous adjustments per share	0.22	(0.55)	(0.26)	(0.15)	0.56

Adjusted net income (loss)	109.7	26.8	(133.1)	208.1	(79.9)
Attributable to Nexa's shareholders	79.7	(3.5)	(132.6)	112.5	(131.0)
Attributable to non-controlling interests	30.0	30.3	(0.5)	95.6	51.1
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted earnings (loss) per share	0.60	(0.03)	(1.00)	0.85	(0.99)

(1) Miscellaneous adjustments include: (i) Changes in fair value of offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Impairment (reversal) of other assets; (iv) Ramp-up expenses of greenfield projects (Aripuanã); (v) Gain (Loss) on sale and write-off of property, plant and equipment; (vi) Remeasurement adjustment of streaming agreement; (vii) Energy forward contracts; (viii) Other restoration obligations; (ix) Divestment and restructuring; (x) Dividends received in cash; and (xi) Remeasurement in estimates of asset retirement obligations.

17

Earnings Release 4Q25 and FY2025

Cash flows

US$ million	4Q25	4Q24	2025	2024
Cash provided by operating activities before working capital	317.0	92.5	845.6	510.5
Variations in operating assets and liabilities ("Working Capital")	30.9	202.5	(212.0)	18.4
Net cash flows provided by (used in):
Operating activities	280.8	243.8	365.0	351.4
Investing activities	(111.2)	(64.1)	(297.0)	(238.1)
Financing activities	(122.5)	(66.7)	(185.3)	62.4
Foreign exchange effects on cash and cash equivalents	4.0	(5.6)	12.7	(12.4)
Increase (decrease) in cash and cash eq.	51.2	107.3	(104.7)	163.3
Cash and cash eq. at the beginning of the period	464.7	513.2	620.5	457.3
Cash and cash eq. at the end of the period (1)	515.9	620.5	515.9	620.5

(1) Does not include financial investments totaling US$6 million at December 31, 2025.

Note: For further details please refer to “Consolidated statement of cash flows” in the “Consolidated financial statements at December 31, 2025.”

In 4Q25, cash provided by operating activities before working capital variations totaled US$317 million. Variations in working capital provided a further US$31 million, primarily due to (i) a US$92 million increase in trade and confirming payables, reflecting higher prices and the extension of payment terms with key suppliers; (ii) a US$14 million increase in other liabilities, primarily attributed to higher tax payables reflecting increased revenues from our Peruvian units; partially offset by (iii) a US$59 million increase in trade accounts receivables, reflecting higher prices; and (iv) a US$10 million increase in inventories due to higher finished products and raw materials levels, partially offset by decreased semi-finished products. After accounting for interest payments of US$48 million and tax payments of US$19 million, net cash provided by operating activities amounted to US$281 million.

Net cash used in investing activities amounted to US$111 million in 4Q25, primarily including US$125 million in CapEx (nearly all of which was sustaining CapEx), partially offset by US$8 million in cash dividend received from Enercan, US$3 million from net sales of financial investments and US$3 million from proceeds from the sale of the project in Namibia.

Net cash used in financing activities in the quarter totaled US$122 million, primarily due to US$119 million in repayments of loans and financings, and lease liabilities, along with US$5 million in dividends paid to non-controlling interests (Pollarix).

Foreign exchange effects on cash and cash equivalents had a positive impact of US$4 million in the quarter.

As a result, cash and cash equivalents (excluding financial investments) increased by US$51 million in the quarter, totaling US$516 million at the end of 2025.

For the full-year 2025, cash and cash equivalents (excluding financial investments) decreased by US$105 million compared to 2024. This was primarily driven by increased net cash used in financing activities resulting from our liability management actions carried out during the year, along with increased net cash used in investing activities due capex investments, and higher income tax payments. These negative effects were partially offset by higher net cash provided by operating activities, mainly attributed to an increase in income before income tax, partially offset by higher working capital needs.

18

Earnings Release 4Q25 and FY2025

Liquidity and Indebtedness

On December 31, 2025, Nexa’s total debt[4] amounted to US$1,706 million, 7% lower compared to the balance on September 30, 2025, mainly reflecting the partial repayment of an export credit note and the full settlement of a short-term loan, and the 3% depreciation of the Brazilian real (end of period) against the U.S. dollar.

At the end of the period, the average maturity of our total debt was 7.6 years at an average interest rate of 6.49% per year, with only 3% (US$55 million) of the total debt maturing in 2026, 3% (US$49 million) maturing in 2027, 26% (US$436 million) maturing between 2028 and 2031, 37% (US$637 million) maturing between 2032 and 2036, and 31% (US$528 million) of the total debt maturing in and after 2037. Of the total debt, 82% (or US$1,394 million) was denominated in U.S. dollars, and 18% (or US$312 million) in Brazilian reais.

As of December 31, 2025, cash and cash equivalents and financial investments (“total cash”) amounted to US$522 million, up 13% from September 30, 2025. This increase was mainly driven by stronger operating cash flow and US$51 million working capital gain during the quarter, partially offset by the partial repayment of an export credit note, the full settlement of a short-term loan, and scheduled principal amortizations, as part of our gross-debt-reduction strategy.

Total cash, excluding the RCF, at the end of 4Q25 remains sufficient to cover all financial obligations maturing over the next ~5 years.

At quarter end, Nexa’s net debt[5] totaled US$1,303 million compared to US$1,479 million at the end of 3Q25. As a result, our Net debt/LTM Adj. EBITDA ratio improved to 1.7x, from 2.2x at the end of 3Q25.

US$ million	Dec 31, 2025	Sep 30, 2025
Gross Debt	1,706.0	1,833.6
Net debt	1,303.2	1,479.1
LTM Adj. EBITDA	771.9	668.6
Net debt/LTM Adj. EBITDA	1.69x	2.21x

In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the cost and maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity, reducing average cost of debt and assessing financing alternatives, continue to be evaluated.

[4] Loans and financing (“gross debt”), excluding lease liabilities.

[5] Gross debt (US$1,706 million) minus cash and cash equivalents (US$516 million), minus financial investments (US$6 million), plus negative derivatives (US$2 million), plus Lease Liabilities (US$121 million). It does not include the financial instrument related to the offtake agreement.

19

Earnings Release 4Q25 and FY2025

Credit Ratings – Reflecting Strong Performance and Strategic Execution

Throughout 2025 and early 2026, leading rating agencies have reaffirmed Nexa’s credit strength, underscoring its financial resilience, operational improvements, and strategic market positioning.

In February 2026, Moody’s Ratings completed a periodic review of Nexa Resources, confirming its ‘Ba2’ rating with a stable outlook. The rating is supported by Nexa’s production profile, the integration of its mining and smelting operations in Brazil and Peru, and its position as one of the largest producer of mined zinc globally. The stable outlook reflects Moody’s expectation that Nexa will sustain strong liquidity and credit metrics suitable for the rating, underpinned by steady operating performance as the company executes its investment program on time and within budget.

Fitch Ratings (September 2025), reaffirmed Nexa Resources S.A.'s (Nexa) Long-Term Foreign and Local Currency Issuer Default Ratings at 'BBB-', and its national scale long-term rating at 'AAA(bra)', all with a Stable Outlook. The outlook reflects Nexa’s strategic relationship with its ultimate parent, Votorantim S.A. (VSA; BBB/Stable), and a Top Down -1 rating approach. Nexa's standalone credit profile continues to benefit from its competitive cost position in both mining and smelting, integrated zinc operations, and moderate leverage.

S&P Global Ratings (February 2025) also reaffirmed Nexa’s ‘BBB-’ rating with a stable outlook, highlighting, while highlighting the Company’s strategic alignment with its parent, Votorantim S.A., as a key strength.

The stable credit outlooks from all three agencies reflect Nexa’s sustained financial strength, supported by ongoing operational improvements, disciplined capital management, strategic prioritization of core assets like Aripuanã, and stable market fundamentals.

Rating agencies	Rating	Outlook
S&P	BBB-	Stable
Fitch	BBB-	Stable
Moody’s	Ba2	Stable

20

Earnings Release 4Q25 and FY2025

Business Performance

Mining segment

Consolidated		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
Ore Mined	kt	3,308	3,305	3,180	4.0%	12,917	13,084	(1.3%)
Treated Ore	kt	3,309	3,382	3,366	(1.7%)	13,025	13,421	(3.0%)

Grade
Zinc	%	3.25	2.85	2.68	57 bps	2.85	2.90	(5 bps)
Copper	%	0.33	0.34	0.35	(2 bps)	0.34	0.35	(1 bps)
Lead	%	0.69	0.67	0.67	2 bps	0.62	0.67	(4 bps)
Silver	oz/t	1.13	1.15	1.23	(7.7%)	1.10	1.16	(5.1%)
Gold	oz/t	0.007	0.006	0.006	19.0%	0.006	0.006	(2.0%)

Production | metal contained
Zinc	kt	91.1	83.7	73.5	23.9%	315.6	327.0	(3.5%)
Copper	kt	8.1	8.6	9.1	(11.6%)	33.4	35.7	(6.4%)
Lead	kt	17.6	17.6	17.3	1.7%	63.1	69.3	(9.0%)
Silver	MMoz	2.9	2.9	3.0	(2.5%)	10.9	11.7	(6.7%)
Gold	koz	11.0	10.0	9.5	16.4%	38.2	36.0	6.2%
Zinc Equivalent (1)	kt	184.5	178.4	169.6	8.8%	672.4	705.1	(4.6%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2024 LME/LBMA average prices: Zn: US$1.30/lb; Cu: US$4.51/lb; Pb: US$0.89/lb; Ag: US$40.0/oz; Au: US$3,432/oz.

Note: Until 3Q25 the reference price used for conversion was 2024 average prices. All numbers were updated to reflect the 2025 average benchmark prices.

Nexa delivered strong operational results in the fourth quarter of 2025, highlighted by a 5-year quarterly record zinc production. A disciplined execution of our mine plans, prioritizing ore grade over volume, enhanced the quality of our output and drove a significant increase in overall metal production.

Fourth Quarter 2025 versus Fourth Quarter 2024

Our performance was driven by a strategic focus on higher-zinc grade ore. While treated ore volume decreased by 2% to 3,309kt, this was offset by material improvements in most head grades. The zinc head grade rose 57bps to 3.25%, lead grade increased 2bps to 0.69%, and gold grade improved 19%. Copper grade fell 2bps to 0.33%, while silver grade was 1.13 oz/t, down 8% year-over-year.

These higher grades directly boosted metal output: zinc production increased 24% to 91kt, a quarterly record in the last five years, lead production rose 2% to 18kt, and gold production increased 16% to 11koz. Copper production decreased 12% to 8kt, and silver production declined 3% to 2.9MMoz, primarily reflecting mine sequencing plan with grade variations. Overall, zinc equivalent production increased 9% to 185kt.

Sequential Performance (4Q25 versus 3Q25)

Operations built positive momentum from the prior quarter. Zinc equivalent production increased 3%, primarily driven by a 9% sequential increase in zinc production to 91kt. This improvement was supported by higher zinc and lead head grades across our operations. While copper and silver production were modestly lower, and gold production increased by 10% sequentially.

21

Earnings Release 4Q25 and FY2025

Full-Year 2025 Overview

For the full year 2025, treated ore volume totaled 13,025kt, down 3% and zinc equivalent production was 672kt, a 5% decrease from 2024, reflecting lower grades and volumes earlier in the year. The strong fourth-quarter performance partially offset these annual declines.

Cerro Lindo, Peru

Cerro Lindo (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Ore Mined	kt	1,495	1,593	1,537	(2.7%)	6,216	6,070	2.4%
Treated Ore	kt	1,500	1,586	1,577	(4.9%)	6,213	6,080	2.2%

Grade

Zinc	%	1.81	1.57	1.11	70 bps	1.57	1.62	(5 bps)
Copper	%	0.53	0.50	0.60	(7 bps)	0.51	0.58	(7 bps)
Lead	%	0.26	0.25	0.19	7 bps	0.23	0.31	(8 bps)
Silver	oz/t	0.93	0.89	0.80	16.3%	0.85	0.93	(9.3%)
Gold	oz/t	0.004	0.002	0.002	103.8%	0.002	0.003	(9.6%)

Production | metal contained

Zinc	kt	24.6	22.3	14.7	67.0%	87.1	86.2	1.1%
Copper	kt	6.7	6.8	8.1	(16.8%)	27.1	29.9	(9.4%)
Lead	kt	2.8	2.9	2.0	38.7%	10.3	13.9	(26.2%)
Silver	MMoz	1.1	1.1	0.9	21.7%	4.0	4.3	(7.4%)
Gold	koz	1.0	1.0	1.4	(31.8%)	4.1	4.9	(17.1%)

Zinc sales	kt	26.6	20.4	14.6	82.4%	86.6	85.9	0.8%

Costs

Cost of sales	US$ mm	89.4	81.6	82.6	8.2%	331.6	348.9	(4.9%)
Cost ROM (2)	US$/t	42.5	38.8	35.8	18.6%	39.9	40.8	(2.3%)
Cash cost (1)	US$/lb	(1.15)	(0.98)	(0.77)	49.2%	(0.82)	(0.46)	79.8%
Sustaining cash cost (1)	US$/lb	(0.78)	(0.68)	(0.22)	259.1%	(0.51)	(0.20)	156.2%

CAPEX	US$ mm

Sustaining		20.3	12.7	16.1	25.9%	57.3	47.1	21.7%
Other		1.4	0.6	1.7	(16.7%)	2.4	1.9	22.0%

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 4Q25, treated ore volume totaled 1,500kt, down 5% both year-over-year and quarter-over-quarter, in line with the mine sequencing plan focused on higher zinc grade zones.

22

Earnings Release 4Q25 and FY2025

This strategic sequencing drove a 70bps year-over-year increase in the average zinc head grade to 1.81% (up 24bps compared to 3Q25), resulting in zinc production of 25kt, which increased 67% and 10%, from 4Q24 and 3Q25, respectively.

Copper production totaled 6.7kt, down 17% from 4Q24, but relatively stable compared to 3Q25, reflecting a 7bps year-over-year decline in head grade, partially offset by a 3bps sequential improvement.

Lead production was 3kt, up 39% year-over-year due to higher grades. Compared to 3Q25, output slightly decreased by 0.1kt, reflecting modest quarterly volumes.

For the full year 2025, zinc production totaled 87kt, up 1% compared to the same period a year ago. Copper and lead production declined by 9% and 26% to 27kt and 10kt, respectively, in line with the annual planned grade profile.

Cost

Run-of-mine cost was US$43/t in the quarter, up 19% year-over-year and 10% quarter-over-quarter, mainly driven by lower treated ore volumes and higher operating costs, including expenses related to mine structural steel reinforcement, third-party services, maintenance activities, and materials (e.g. explosives and reagents).

Cash cost net of by-products improved significantly to US$(1.15)/lb from US$(0.77)/lb in 4Q24 and US$(0.98)/lb in 3Q25, reflecting higher zinc sales volumes and by-products contribution.

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$20 million, primarily allocated to mine development activities, and the construction of new on-site accommodations (lodging for mine personnel), which supports operational continuity by maintaining personnel capacity, totaling US$57 million in 2025.

El Porvenir, Peru

El Porvenir (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Ore Mined	kt	540	572	548	(1.6%)	2,160	2,187	(1.2%)
Treated Ore	kt	540	572	574	(5.9%)	2,158	2,205	(2.2%)

Grade

Zinc	%	2.79	2.85	2.54	25 bps	2.79	2.61	18 bps
Copper	%	0.19	0.17	0.13	7 bps	0.17	0.14	3 bps
Lead	%	1.24	1.41	1.53	(29 bps)	1.37	1.44	(7 bps)
Silver	oz/t	2.21	2.50	2.73	(19.2%)	2.40	2.50	(3.8%)
Gold	oz/t	0.008	0.010	0.011	(20.6%)	0.009	0.010	(6.3%)

Production | metal contained

Zinc	kt	13.2	14.4	12.9	2.7%	53.1	50.6	4.8%
Copper	kt	0.1	0.1	0.1	87.2%	0.4	0.3	27.3%
Lead	kt	5.6	6.9	7.5	(24.5%)	25.2	26.8	(5.8%)
Silver	MMoz	1.0	1.2	1.3	(24.8%)	4.4	4.6	(5.1%)
Gold	koz	1.7	2.2	2.3	(27.8%)	7.7	8.0	(3.5%)

Zinc sales	kt	13.1	14.7	12.9	1.3%	53.0	50.3	5.4%

Costs

Cost of sales	US$ mm	59.2	50.6	60.5	(2.1%)	193.7	210.9	(8.2%)
Cost ROM (2)	US$/t	70.6	62.5	66.6	6.0%	64.5	64.4	0.2%
Cash cost (1)	US$/lb	(0.95)	(0.49)	(0.04)	2,271.3%	(0.49)	0.08	(682.8%)
Sustaining cash cost (1)	US$/lb	0.08	0.17	1.04	(92.6%)	0.26	0.78	(66.8%)

CAPEX	US$ mm

Sustaining		29.3	21.4	30.1	(2.7%)	87.1	76.4	14.0%
Other		0.3	(0.0)	0.6	(46.6%)	0.4	0.9	(54.6%)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

23

Earnings Release 4Q25 and FY2025

In 4Q25, treated ore volume reached 540kt, down 6% both year-over-year and quarter-over-quarter, reflecting mine sequencing and operational constraints during the period.

Zinc production totaled 13kt in the quarter, up 3% from 4Q24. This year-over-year improvement was driven by a 25bps increase in average head grades, although production declined 8% from 3Q25, mainly due to lower grades and reduced ore processing volumes in the period.

Lead production decreased by 24% from 4Q24 and 18% from 3Q25. Silver output also declined, by 25% year-over-year and 17% quarter-over-quarter, with both metals reflecting the mine’s current phase of accessing lower-grade areas.

For the full year 2025, zinc production totaled 53kt, up 5% compared to 2024. Lead production fell by 6% to 25kt, while silver output declined by 0.2MMoz to 4.4MMoz, as both were impacted by lower average grades and reduced processing volumes throughout the year.

Cost

Run-of-mine cost was US$71/t in the quarter, up 6% and 13% from 4Q24 and 3Q25, respectively. This increase was primarily driven by lower treated ore volumes and higher operating costs, mainly related to maintenance activities and IT expenses.

Cash cost net of by-products in 4Q25 significantly improved to US$(0.95)/lb compared to US$(0.04)/lb in 4Q24 and US$(0.49)/lb in 3Q25. This improvement was primarily due to higher by-products contribution.

CAPEX

In 4Q25, sustaining capital expenditures reached US$29 million, primarily attributed to mine development activities and civil works for Phase I of the Cerro Pasco Integration Project, totaling US$87 million in 2025.

24

Earnings Release 4Q25 and FY2025

Atacocha, Peru

Atacocha (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Ore Mined	kt	392	366	422	(7.1%)	1,453	1,512	(3.9%)
Treated Ore	kt	392	366	389	0.8%	1,453	1,512	(3.9%)

Grade

Zinc	%	1.07	0.98	0.88	19 bps	1.00	0.90	10 bps
Lead	%	1.26	1.17	0.93	33 bps	1.09	0.95	14 bps
Silver	oz/t	1.01	1.04	0.92	9.9%	0.97	1.03	(5.4%)
Gold	oz/t	0.012	0.013	0.011	4.3%	0.012	0.011	12.8%

Production | metal contained

Zinc	kt	3.4	2.9	2.7	25.5%	11.9	10.4	14.2%
Lead	kt	4.2	3.8	3.1	37.7%	13.7	12.3	11.7%
Silver	MMoz	0.3	0.3	0.3	19.0%	1.2	1.2	(3.0%)
Gold	koz	2.8	2.9	2.7	1.5%	10.2	9.1	12.5%

Zinc sales	kt	3.4	3.0	2.7	25.0%	11.9	10.2	15.8%

Costs

Cost of sales	US$ mm	5.3	22.6	24.5	(78.2%)	71.8	85.7	(16.2%)
Cost ROM (2)	US$/t	35.4	37.4	41.3	(14.3%)	36.7	35.8	2.6%
Cash cost (1)	US$/lb	(3.47)	(2.37)	(0.53)	554.8%	(1.89)	(0.65)	191.2%
Sustaining cash cost (1)	US$/lb	(2.64)	(1.86)	(0.10)	2,671.2%	(1.29)	(0.07)	1,763.0%

CAPEX	US$ mm

Sustaining		6.1	3.2	2.2	172.8%	15.5	12.7	22.1%
Other		0.2	0.1	0.4	(53.1%)	0.3	0.4	(37.2%)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 4Q25, treated ore volume totaled 392kt, increasing 1% year-over-year and 7% quarter-over-quarter.

Zinc production totaled 3.4kt, expanding 25% from 4Q24 and 16% from 3Q25. This performance was driven by higher treated ore volumes and a significant improvement in zinc grades, which reached 1.07%, up 19bps year-over-year and 9bps sequentially.

Lead production reached 4.2kt, up 38% year-over-year and 13% quarter-over-quarter. Silver production totaled 334koz, up 19% year-over-year, primarily due to higher-grade ore and a 2%, sequential increase supported by improved throughput during the period.

For the full year 2025, treated ore volume totaled 1,453kt, down 4% compared to the same period last year, primarily due to weather-related impacts in 1Q25 and a temporary community blockade in 4Q25. Despite these challenges, zinc and lead production increased 14% to 12kt and 12% to 14kt, respectively, while silver production remained stable at 1.2MMoz.

25

Earnings Release 4Q25 and FY2025

Cost

Run-of-mine mining cost fell to US$35/t in the quarter, down 14% from 4Q24 and 5% from 3Q25, primarily driven by higher treated ore volumes and lower operational costs, mainly related to third-party services.

Cash cost net of by-products significantly improved to US$(3.47)/lb in 4Q25, representing an improvement of US$2.94/lb from 4Q24 and US$1.10/lb from 3Q25. This performance was supported by higher zinc sales volume and stronger by-product contribution.

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$6 million, primarily for tailings dams raising, totaling US$15 million in 2025.

Vazante, Brazil

Vazante (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Ore Mined	kt	447	410	398	12.4%	1,620	1,537	5.4%
Treated Ore	kt	450	439	450	0.1%	1,753	1,770	(0.9%)

Grade

Zinc	%	9.65	8.91	8.78	87 bps	8.64	9.22	(57 bps)
Lead	%	0.30	0.28	0.30	0 bps	0.29	0.28	1 bps
Silver	oz/t	0.63	0.53	0.69	(8.6%)	0.60	0.63	(5.3%)

Production | metal contained

Zinc	kt	37.5	33.7	34.0	10.3%	128.4	140.7	(8.8%)
Lead	kt	0.3	0.2	0.2	21.7%	0.9	0.9	(8.7%)
Silver	MMoz	0.1	0.1	0.1	14.4%	0.4	0.5	(11.8%)

Zinc sales	kt	37.5	33.7	34.0	10.3%	128.4	140.7	(8.8%)

Costs

Cost of sales	US$ mm	33.6	35.6	29.1	15.4%	134.1	124.9	7.4%
Cost ROM (2)	US$/t	57.7	53.2	46.8	23.4%	50.9	48.3	5.3%
Cash cost (1)	US$/lb	0.30	0.45	0.46	(34.5%)	0.45	0.49	(8.0%)
Sustaining cash cost (1)	US$/lb	0.38	0.53	0.55	(30.6%)	0.54	0.57	(5.7%)

CAPEX	US$ mm

Sustaining		6.7	5.0	6.6	0.7%	23.3	24.7	(5.8%)
Other		0.6	1.1	0.9	(35.5%)	2.7	2.9	(6.8%)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 4Q25, treated ore volume totaled 450kt, remaining stable year-over-year as operations recovered to pre-disruption levels following the geotechnical constraints experienced in 1H25. Compared to 3Q25, treated ore volume increased 3%, reflecting the continued operational improvements.

26

Earnings Release 4Q25 and FY2025

Zinc production totaled 37kt, up 10% from 4Q24 and 11% from 3Q25, mainly driven by the prioritization of higher-grades areas in 2H25, which resulted in improved plant performance.

The average zinc grade for the quarter was 9.65%, up 87bps and 74bps from 4Q24 and 3Q25, respectively.

Lead production totaled 0.3kt, up from 0.2kt from both 4Q24 and 3Q25. Silver production reached 123koz, a 14% increase year-over-year and 23% quarter-over-quarter, benefiting from higher sequential grades and improved recovery in the period.

For the full year 2025, treated ore volume totaled 1,753kt, down 1% from 2024. Zinc production declined 9% to 128kt, primarily reflecting lower average grades and operational challenges experienced in 1H25.

Cost

Run-of-mine mining cost was US$58/t in 4Q25, increased by 23% from US$47/t in 4Q24 and 8% from US$53/t in 3Q25, mainly driven by higher maintenance activities, including one-time expenses related to the remediation plan following geotechnical issues in 1H25, as well as higher personnel costs, third-party services expenses, and unfavorable foreign exchange variations.

Cash cost net of by-products improved to US$0.38/lb in 4Q25, down 30% from 4Q24 and 27% from 3Q25, mainly driven by lower TCs, higher by-product credits and increased zinc sales volume.

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$7 million, mainly allocated to mine development activities, totaling US$23 million in 2025.

Aripuanã, Brazil

Aripuanã (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Ore Mined	kt	434	365	276	57.4%	1,468	1,446	1.5%
Treated Ore	kt	427	420	377	13.5%	1,448	1,476	(1.9%)

Grade

Zinc	%	4.17	3.04	4.05	12 bps	3.23	3.23	1 bps
Copper	%	0.42	0.60	0.42	(0 bps)	0.58	0.56	2 bps
Lead	%	1.37	1.20	1.53	(16 bps)	1.09	1.12	(2 bps)
Silver	oz/t	1.13	1.02	1.68	(32.9%)	1.00	1.17	(14.3%)
Gold	oz/t	0.018	0.014	0.016	12.5%	0.016	0.017	(6.8%)

Production | metal contained

Zinc	kt	12.5	10.4	9.3	34.6%	35.2	31.6	11.2%
Copper	kt	1.2	1.7	1.0	25.0%	5.9	5.5	7.7%
Lead	kt	4.7	3.8	4.6	3.0%	13.0	13.1	(0.6%)
Silver	MMoz	0.3	0.2	0.3	(2.0%)	1.0	1.1	(13.0%)
Gold	koz	5.6	3.8	3.0	87.8%	16.2	14.0	15.7%

Zinc sales	kt	12.5	10.4	-	-	35.2	-	-

Costs

Cost of sales	US$ mm	68.8	57.1	-	-	220.9	-	-
Cost ROM (2)	US$/t	105.1	87.3	-	-	95.4	-	-
Cash cost (1)	US$/lb	(0.34)	0.20	-	-	0.09	-	-
Sustaining cash cost (1)	US$/lb	0.58	1.11	-	-	0.98	-	-

CAPEX	US$ mm

Sustaining		25.3	21.1	8.6	195.6%	68.7	38.6	78.2%
Other		0.1	0.0	1.5	(91.0%)	0.3	4.1	(91.9%)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

27

Earnings Release 4Q25 and FY2025

In 4Q25, treated ore volume reached 427kt, up 13% from 377kt in 4Q24 and 2% from 420kt in 3Q25. Utilization capacity averaged 76% (up from 74% in 3Q25), with peak daily rates regularly exceeding 90%.

Zinc production rose to 12.5kt, increasing 35% from 9.3kt in 4Q24 and 20% from 10.4kt in 3Q25, marking the consecutive highest quarterly production. This improvement was driven by enhanced operational reliability, with plant downtime reduced by approximately 50% compared to the 1H25 average, following significant progress in preventive maintenance.

Metal recoveries improved across the board (except for zinc) compared to both 4Q24 and 3Q25, with silver recovery increasing (+13pp) and gold (+9pp), while zinc recovery averaged 70%, up from 61% in 4Q24 but below the 82% achieved in 3Q25.

Copper production totaled 1.2kt in 4Q25, up 25% year-over-year due to higher treated ore volumes, though down 28% quarter-over-quarter due to lower head grades in mined areas. Copper recovery stood at 70% compared to 63% in 4Q24 and 68% in 3Q25, reflecting continued operational optimization.

For the full year 2025, zinc production totaled 35kt, an 11% increase from 2024, while copper output rose 8% to 6kt. Lead production remained stable at 13kt.

Operationally, the quarter was marked by continued improvements in plant stability, downtime hours and reduced workforce turnover. The fourth tailings filter arrived on-the site in early November, with installation progressing well. Key milestones, including mechanical assembly of the filter press, fabrication of the electrical house and completion of structural foundations, have been achieved. Commissioning remains on track for the first half of 2026, with full operational capacity expected in the second half. Once operational, this critical upgrade is anticipated to further enhance plant stability and reliability, particularly during seasonal rainfall, supported by ongoing workforce development and dry-stacking tailings initiatives.

Cost

Run-of-mine mining cost averaged US$105/t in 4Q25, up 20% from US$87/t in 3Q25. This result was primarily driven by higher operational costs associated with maintenance activities, personnel, and third-party services expenses, focusing on plant stabilization.

Cash cost net of by-products improved to US$(0.34)/lb in 4Q25, a decrease of US$0.54/lb compared to 3Q25. This improvement was primarily attributed to higher by-product credits and increased zinc sales volume, supported by improved grades.

28

Earnings Release 4Q25 and FY2025

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$25 million, primarily allocated to mine development and the ongoing tailings filter expansion project, totaling US$69 million in 2025.

Mining Financial performance

US$ million	4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
Net Revenues	531.7	371.6	353.7	50.3%	1,569.9	1,349.7	16.3%
Cost of Sales (1)	(255.7)	(236.3)	(256.5)	(0.3%)	(938.3)	(1,011.7)	(7.3%)
Gross Profit	276.0	135.3	97.2	184.0%	631.6	337.9	86.9%
Adjusted EBITDA	265.8	164.0	121.8	118.2%	658.3	464.1	41.9%
Adjusted EBITDA Mrg.	50.0%	44.1%	34.4%	15.5pp	41.9%	34.4%	7.5pp

Note: Financial performance pre-intersegment eliminations.

Net revenues for the mining segment totaled US$532 million in 4Q25, up 50% compared to 4Q24. This increase was primarily driven by higher prices (except for lead), higher sales volume (except for copper and silver), and the positive impact of lower TCs. Compared to 3Q25, net revenues increased by 43%, mainly reflecting a significant increase in sales volumes (except for copper), supported by stronger production across all mines, except for El Porvenir.

For the full-year 2025, net revenues amounted to US$1,570 million, 16% higher than the same period a year ago, driven by higher metal prices (except for lead) and lower TCs, partially offset by lower sales volumes (copper and silver).

Cost of sales in 4Q25 was US$256 million, flat compared to 4Q24, as higher operating costs were offset by lower depreciation expenses. Compared to 3Q25, cost of sales increased by 8%, primarily reflecting higher sales volumes, higher maintenance activities, and variable costs.

For the full-year 2025, cost of sales amounted to US$938 million, 7% lower compared to the same period a year ago, primarily reflecting lower sales volumes.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Adjusted EBITDA for the mining segment in 4Q25 totaled US$266 million, up 118% from US$122 million in 4Q24. This strong performance was driven by (i) a positive net price effect of US$78 million (from higher prices, except for lead); (ii) higher by-products contribution of US$71 million (due to higher prices across all metals, increased sales volume at Atacocha, and higher silver payables at Cerro Lindo); (iii) a positive impact of US$24 million from higher zinc and lead sales across operations and increased copper sales at Aripuanã, partially offset by lower copper sales at Cerro Lindo; and (iv) a US$16 million reduction in TCs. These gains were partially offset by (v) US$35 million in higher operational costs and G&A, mainly at Aripuanã (personnel retention plan), Cerro Lindo (third-party services), and Vazante (freight, royalties, leases and energy expenses), and (vi) unfavorable foreign exchange variations totaling US$9 million.

29

Earnings Release 4Q25 and FY2025

Compared to 3Q25, Adjusted EBITDA increased by 62%. This performance was primarily driven by (i) a positive net price impact of US$70 million from higher zinc and copper metal prices; (ii) higher by-products contribution of US$34 million; (iii) a US$22 million benefit from higher sales volumes, primarily due to increased zinc sales at Vazante, Cerro Lindo and Aripuanã, along with increased lead sales at Aripuanã and Cerro Lindo; and (iv) a positive impact of US$8 million from other variations, including a tax refund at Cerro Lindo, lower judicial labor and tax proceedings at Vazante, and a higher cash dividend received from Enercan compared to 3Q25. These positive effects were partially offset by (v) US$27 million in higher costs and G&A, mainly due to increased operational expenses at Aripuanã (personnel, maintenance, and third-party expenses), and higher provisions for workers’ participation bonuses; and (vi) unfavorable foreign exchange variations totaling US$2 million.

For the full-year 2025, Adjusted EBITDA totaled US$658 million, up 42% from US$464 million in the same period a year ago. This significant increase was primarily driven by (i) higher by-products contribution of US$138 million, mainly from stronger silver and gold prices, alongside higher copper prices and increased lead sales; (ii) a positive net price effect of US$116 million due to higher zinc and copper prices combined with mark-to-market adjustments on copper and lead sales, (iii) US$55 million benefit from lower TCs; and (iv) favorable foreign exchange variations of US$9 million. These gains were partially offset by (v) US$86 million in higher costs and G&A, primarily due to the non-recurrence of 2024 idleness adjustments at Aripuanã (which ceased in 3Q24), along with higher maintenance activities and increased leasing expenses for heavy mobile equipment; (vi) US$19 million from lower sales volumes, particularly at Vazante; and (vii) US$17 million reduction in mineral exploration and project evaluation expenses.

30

Earnings Release 4Q25 and FY2025

Run-of-mine cost, Cash cost and AISC[6]

Consolidated cash cost		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
Run-of-mine mining cost	US$/t	56.4	50.5	44.3	27.2%	51.3	45.6	12.4%
Cash cost net of by-products	US$/t	(1,276)	(1,083)	(2)	60,630.5%	(660)	159	(516.2%)
AISC	US$/t	13	9	1,382	(99.0%)	454	1,118	(59.4%)
Cash cost net of by-products	US$/lb	(0.58)	(0.49)	(0.001)	60,630.5%	(0.30)	0.07	(516.2%)
AISC	US$/lb	0.01	0.00	0.63	(99.0%)	0.21	0.51	(59.4%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$(0.9) million in 4Q25, US$0.3 in 2025, and US$2.7 million in 2024 in El Porvenir.

Run-of-mine mining cost averaged US$56/t in the quarter, up 27% from US$44/t in 4Q24, mainly driven by higher operational costs for ongoing plant stabilization at Aripuanã and increased variable and fixed costs at Vazante. Excluding Aripuanã, run-of-mine mining cost was US$49/t. Compared to previous quarter, run-of-mine cost increased by 12%, also due to higher operational costs at Aripuanã.

For full-year 2025, run-of-mine mining cost increased to US$51/t due to higher operating costs at Aripuanã and Vazante, mainly related to variable costs, maintenance activities, and increased consumption of operating supplies (e.g., explosives and fuel).

Cash cost net of by-products for the mining segment in 4Q25 decreased to US$(0.58)/lb, improving from US$(0.001)/lb in 4Q24 and US$(0.49)/lb in 3Q25, primarily driven by higher by-products contribution and lower TCs.

For the full-year 2025, cash cost net of by-products decreased to US$(0.30)/lb (or US$(660)/t) compared to US$0.07/lb (or US$159/t) in 2024. This improvement was also driven by higher by-products contribution and lower TCs.

[6] Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

31

Earnings Release 4Q25 and FY2025

AISC net of by-products in 4Q25 amounted to US$0.01/lb significantly lower than US$0.63/lb in 4Q24, primarily driven by lower cash costs. Compared to 3Q25, AISC net of by-products increased from US$0.004/lb, reflecting higher sustaining capital expenditures and increased workers’ participation.

For the full-year 2025, AISC net of by-products was US$0.21/lb (or US$454/t), down 59% from US$0.51/lb (or US$1,118/t) in 2024, primarily due to lower cash costs, which were partially offset by higher sustaining capital expenditures, increased workers’ participation, and higher royalties.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining.”

32

Earnings Release 4Q25 and FY2025

Smelting segment

Consolidated		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
Production
Zinc metal	kt	138.7	137.3	142.5	(2.7%)	529.8	560.2	(5.4%)
Zinc oxide	kt	7.5	9.3	8.4	(11.1%)	34.6	34.6	(0.0%)
Total	kt	146.1	146.6	150.9	(3.1%)	564.4	594.7	(5.1%)
Sales
Zinc metal	kt	134.3	140.8	143.7	(6.5%)	532.5	556.8	(4.4%)
Zinc oxide	kt	7.4	9.3	8.1	(9.0%)	34.5	34.5	0.1%
Total	kt	141.7	150.1	151.8	(6.7%)	567.0	591.3	(4.1%)

In 4Q25, total production (zinc metal and oxide) was 146kt, down 3% year-over-year. This decrease is consistent with our 2025 sales guidance, which anticipated an annual reduction of approximately 15kt as we navigate ongoing market volatility and historically lower TCs. Sequentially, production remained relatively stable, supported by strong performance at Cajamarquilla and improved results at Três Marias, partially offset by operational challenges at Juiz de Fora.

Zinc metal and oxide sales totaled 142kt in 4Q25, a 7% decrease year-over-year basis, in line with our 2025 sales guidance. Compared to 3Q25, total sales were down 6%, mainly driven by lower production volumes at Juiz de Fora and Três Marias, as well as softer demand for zinc oxide.

In 2025, total production amounted to 564kt, down 5% compared to 2024, while total sales decreased by 4%, reaching 567kt.

Cajamarquilla, Peru

Cajamarquilla (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Zinc metal production	kt	89.5	89.5	87.2	2.7%	345.3	334.1	3.4%
Global Recovery	%	94.3	93.0	93.5	75 bps	94.0	94.4	(40 bps)
Zinc metal sales	kt	88.8	89.3	83.7	6.2%	346.4	327.0	5.9%

Zinc content in products	kt	88.7	89.2	83.5	6.2%	345.9	326.5	5.9%

Cost of sales (2)	US$ mm	330	304	284	16.2%	1,175	1,021	15.1%
(-) Raw material		(264)	(227)	(212)	24.6%	(891)	(740)	20.3%
(+) By-product		(7.0)	(6.4)	(5.4)	31.3%	(24.9)	(25.2)	(1.2%)
(+/-) Consolidation effects		1.0	(14.4)	(22.9)	(104.3%)	(51.8)	(49.4)	4.7%
(+) Others		(2.6)	2.8	0.6	(537.2%)	14.9	(11.8)	(226.0%)
(=) Conversion cost	US$ mm	57.0	59.1	44.3	28.7%	223.1	194.4	14.8%
Conversion cost	US$/lb	0.29	0.30	0.24	21.3%	0.29	0.27	8.3%

Cash cost (1)	US$/lb	1.22	1.18	1.21	0.3%	1.14	1.12	1.8%
Sustaining cash cost (1)	US$/lb	1.31	1.24	1.28	2.9%	1.20	1.18	1.8%

CAPEX	US$ mm

Sustaining		17.0	11.0	11.0	54.6%	46.4	42.8	8.3%
Other		1.6	0.5	0.5	253.7%	2.6	2.8	(5.8%)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

(3) Reclassification between lines items due to higher raw material costs in 2Q25, with no impact on cash cost C1.

33

Earnings Release 4Q25 and FY2025

In 4Q25, production at the Cajamarquilla smelter totaled 89kt, remaining stable quarter-over-quarter and increasing 3% year-over-year. This performance reflects continued operational enhancements, including roaster improvements and higher calcine availability, which supported increased throughput during the period.

Recovery rates averaged 94.3%, up from 93.5% in 4Q24 and 93.0% in 3Q25, driven by improved plant performance and enhanced operational stability.

Metal sales totaled 89kt in 4Q25, increasing 6% year-over-year and remaining steady compared to the prior quarter, in line with higher production volumes, despite lower TCs.

For the full year 2025, smelter production achieved an annual record of 345kt, up 3% compared to 2024. Smelter sales amounted to 346kt, up 6% from the same period last year.

Costs

In 4Q25, conversion cost was US$0.29/lb, up 21% compared to 4Q24, primarily driven by higher operational costs related to maintenance activities and personnel. Compared to 3Q25, conversion cost decreased by 3% due to lower variable costs and personnel expenses.

Cash cost net of by-products in 4Q25 was US$1.22/lb, a slight increase from US$1.21/lb in 4Q24, mainly due to the negative impact of higher zinc prices on raw materials costs, lower TCs, and higher operational expenses, partially offset by increased by-products sales volume. Compared to 3Q25, cash cost was up 3%, reflecting lower TCs, increased zinc prices and lower zinc sales volume.

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$17 million, primarily related to equipment acquisitions, replacement, repairs, and other recurring operational needs, totaling US$46 million in 2025.

Três Marias, Brazil

Três Marias (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Zinc metal production	kt	32.8	30.4	34.4	(4.8%)	122.7	144.1	(14.8%)
Zinc oxide production	kt	7.5	9.3	8.4	(11.1%)	34.6	34.6	(0.0%)
Global Recovery	%	91.0	87.6	85.4	563 bps	88.5	89.2	(71 bps)
Zinc metal sales	kt	30.4	32.7	36.8	(17.4%)	122.0	146.8	(16.9%)
Zinc oxide sales	kt	7.4	9.3	8.1	(9.0%)	34.5	34.5	0.1%

Zinc content in products	kt	36.2	40.0	44.8	(19.1%)	149.2	180.3	(17.2%)

Cost of sales (2)	US$ mm	150	146	146	3.0%	546	523	4.4%
(-) Raw material		(88)	(73)	(88)	(0.1%)	(283)	(283)	(0.2%)
(+) By-product		(12.0)	(13.6)	(11.2)	7.0%	(52.0)	(53.0)	(2.0%)
(+/-) Consolidation effects		0.1	(0.2)	1.6	(93.7%)	(0.2)	2.0	(111.7%)
(+) Others		(21.4)	(27.3)	(18.2)	17.5%	(92.7)	(69.5)	33.5%
(=) Conversion cost	US$ mm	29.4	31.9	30.5	(3.6%)	118.2	119.0	(0.7%)
Conversion cost	US$/lb	0.37	0.36	0.31	19.1%	0.36	0.30	20.0%

Cash cost (1)	US$/lb	1.70	1.52	1.33	27.8%	1.51	1.17	28.7%
Sustaining cash cost (1)	US$/lb	1.77	1.62	1.39	27.8%	1.59	1.22	30.8%

CAPEX	US$ mm

Sustaining		4.2	6.8	3.7	15.5%	19.6	13.5	45.4%
Other		1.4	2.4	1.7	(18.2%)	7.4	4.1	80.9%

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix – Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

34

Earnings Release 4Q25 and FY2025

In Três Marias, total production (zinc metal + oxide) reached 40kt in 4Q25, down 6% from 4Q24, mainly due to operational challenges in the electrolysis circuit experienced in recent quarters. Compared to 3Q25, production increased 1%, supported by improved metal recovery rates.

Zinc oxide production was 7.5kt in 4Q25, declining 11% year-over-year and 20% quarter-over-quarter.

Recovery rates averaged 91%, improving from 85.4% in 4Q24 and 87.6% in 3Q25, reflecting the benefits of recent operational improvements.

Zinc metal sales amounted to 30kt, down 17% year-over-year and 7% quarter-over-quarter due to lower production levels. Zinc oxide sales fell to 7.4kt, declining 9% and 21% compared to 4Q24 and 3Q25, respectively.

For the full year 2025, Três Marias total production amounted to 157kt, down 12% compared to 2024. Zinc metal sales fell 15% to 122kt, while zinc oxide sales remained stable at 35kt.

Costs

In 4Q25, conversion cost was US$0.37/lb, up 19% from 4Q24 and 2% from 3Q25, both increases were driven by higher operational costs (mainly related to personnel and maintenance expenses), and reduced sales volumes.

Cash cost net of by-products increased to US$1.70/lb in 4Q25 compared to US$1.33/lb in 4Q24, primarily driven by lower TCs and the negative impact of higher zinc prices on raw material costs. Compared to 3Q25, cash cost increased by 12% from US$1.52/lb due to lower zinc sales volume and higher operational costs, mainly related to personnel and maintenance expenses.

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$4 million, primarily allocated in the tailings dry stacking project and upgrades to the roaster and pumping systems, totaling US$20 million in 2025.

35

Earnings Release 4Q25 and FY2025

Juiz de Fora, Brazil

Juiz de Fora (100% basis)		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Zinc metal production	kt	16.3	17.4	20.8	(21.6%)	61.8	82.0	(24.6%)
Global Recovery	%	92.1	94.2	94.9	(270 bps)	93.2	93.9	(67 bps)
Zinc metal sales	kt	15.0	18.7	23.2	(35.3%)	64.0	83.0	(22.8%)

Zinc content in products	kt	14.9	18.1	23.1	(35.5%)	60.5	82.6	(26.8%)

Cost of sales	US$ mm	73	72	76	(3.6%)	250	266	(6.1%)
(-) Raw material		(39)	(37)	(44)	(10.3%)	(129)	(150)	(13.6%)
(+) By-product		(0.5)	(0.7)	(0.4)	26.3%	(2.3)	(2.5)	(11.4%)
(+/-) Consolidation effects		(0.1)	0.4	1.6	(104.6%)	0.7	(1.8)	(139.4%)
(+) Others		(14.7)	(12.0)	(9.0)	63.8%	(44.7)	(32.2)	38.7%
(=) Conversion cost	US$ mm	18.2	22.0	23.9	(23.9%)	74.3	80.0	(7.0%)
Conversion cost	US$/lb	0.55	0.55	0.47	18.0%	0.56	0.44	27.0%

Cash cost (1)	US$/lb	1.88	1.55	1.27	48.3%	1.56	1.23	27.5%
Sustaining cash cost (1)	US$/lb	2.10	1.68	1.37	54.1%	1.69	1.29	30.6%

CAPEX	US$ mm

Sustaining		6.9	4.8	4.3	60.7%	15.7	11.2	40.3%
Other		0.6	0.3	0.8	(27.5%)	1.2	1.2	(3.5%)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 4Q25, production at Juiz de Fora reached 16kt, down 22% compared to 4Q24. This reduction was anticipated in our 2025 sales guidance and was further impacted by hydrometallurgical challenges earlier in the quarter, which were partially recovered throughout December. Compared to 3Q25, production decreased by 6%.

Recovery rates averaged 92.1%, decreasing from 94.9% in 4Q24 and 94.2% in 3Q25, reflecting the temporary impact of the hydrometallurgical challenges.

Zinc metal sales totaled 15kt, down 35% year-over-year and 20% quarter-over-quarter, in line with the lower production volumes.

For the full year 2025, zinc metal production decreased 25% to 62kt, while metal sales decreased 23% to 64kt. These results reflect the operational challenges faced during the year and were consistent with our revised annual sales guidance.

Costs

In 4Q25, conversion cost averaged US$0.55/lb, up from US$0.47/lb in 4Q24, primarily due to higher personnel and energy costs, lower zinc production and sales volumes, and unfavorable foreign exchange variations. Compared to 3Q25, conversion cost remained stable, supported by lower variable costs and maintenance expenses.

Cash cost net of by-products was US$1.88/lb in 4Q25 compared to US$1.27/lb in 4Q24 and US$1.55/lb in 3Q25, mainly driven by lower TCs, higher zinc prices, lower zinc sales volume and unfavorable foreign exchange variations.

36

Earnings Release 4Q25 and FY2025

CAPEX

In 4Q25, sustaining capital expenditures amounted to US$7 million, primarily allocated to equipment acquisition, replacement, and repair activities, as well as the construction of a backup electro filter, totaling US$16 million in 2025.

Smelting Financial performance

US$ million	4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
Net Revenues	573.2	540.8	547.0	4.8%	2,057.1	1,997.3	3.0%
Cost of Sales	(551.0)	(522.8)	(502.8)	9.6%	(1,975.1)	(1,799.8)	9.7%
Gross Profit	22.2	18.0	44.1	(49.7%)	82.0	197.6	(58.5%)
Adjusted EBITDA	34.1	22.6	75.6	(54.9%)	113.3	249.6	(54.6%)
Adjusted EBITDA Mrg.	5.9%	4.2%	13.8%	(7.9pp)	5.5%	12.5%	(7.0pp)

Note: Financial performance pre-intersegment eliminations.

Net revenues totaled US$573 million in 4Q25, up 5% compared to US$541 million in 4Q24, primarily driven by higher zinc prices, stronger by-products contribution (particularly from sulfuric acid, silver concentrate, and copper cement), and increased sales volume at Cajamarquilla, partially offset by lower sales volume at Três Marias and Juiz de Fora. Compared to the previous quarter, net revenues increased by 6%, mainly reflecting increased zinc prices, and higher by-products contribution, partially offset by lower sales volume across all units.

For the full-year 2025, net revenues amounted to US$2,057 million, 3% higher compared to the same period a year ago, supported by higher zinc prices and stronger by-products contribution, which offset lower sales volume.

Cost of sales totaled US$551 million in 4Q25 and increased 10% from US$503 million in 4Q24. This increase was mainly due to higher raw material costs (reflecting higher zinc prices and lower TCs), and higher operational costs, including input costs, maintenance activities and personnel expenses, partially offset by lower sales volumes. Sequentially, cost of sales rose 5% from 3Q25, primarily driven by higher zinc prices.

For the full-year 2025, cost of sales amounted to US$1,975 million, 10% higher compared to the same period a year ago, reflecting higher zinc prices, lower TCs, and increased operational costs.

Reconciliation of realized prices

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

37

Earnings Release 4Q25 and FY2025

Sources of Zinc Concentrate to Nexa Smelters (kt) – 2025

In 2025, Nexa sourced 50% of its zinc concentrate from its own mines, with the remaining 50% supplied by third parties and secondary feed. The smelters use zinc concentrate as feedstock, primarily from our mines, applying a benchmark treatment charge (TC) for these operations. For third-party suppliers, TCs are based on the benchmark TC, spot TCs, or annually negotiated contracts, which have remained relatively stable throughout the year.

The 2025 benchmark TC, reportedly agreed between Korea Zinc and Teck in April 2025, was set at US$80/t of concentrate, down 52% from 2024 (US$165/t). The reference benchmark TCs for 2025, 2024 and 2023 were US$80/t, US$165/t, and US$274/t of concentrate, respectively. To mitigate market volatility, Nexa applies a three-year rolling average to TCs in most third-party concentrate purchase contracts, which are renewed at staggered intervals throughout the year. For 2025, only approximately 30% of our concentrate purchases (third parties and own mines) are subject to the US$80/t benchmark, as most of our contracts were negotiated before April 2025, prior to the official benchmark being set.

Adjusted EBITDA for the smelting segment totaled US$34 million in 4Q25, down 55% compared to US$76 million in 4Q24. This decline was driven by several headwinds: (i) US$28 million negative impact from lower TCs; (ii) higher costs and G&A of US$13 million due to increase maintenance expenses at Cajamarquilla and Três Marias, as well as increased personnel and third-party services; (iii) a US$13 million increase in other variations, mainly from environmental liabilities related to the Três Marias decommissioning plan; (iv) a negative US$11 million net price effect from higher prices and unfavorable MTM impacts on raw material purchases; (v) a US$7 million foreign exchange loss impacting the Brazilian operations; and (vi) a US$7 million impact from lower sales volume of at Três Marias and Juiz de Fora. These effects were partially offset by (vii) a US$38 million benefit from higher by-products contribution, resulting from positive MTM adjustments on silver and copper prices, stronger realized prices for copper cement, sulfuric acid, and silver, combined with increased sales volume.

Compared to 3Q25, Adjusted EBITDA increased 51%. This improvement was mainly due to (i) higher by-products contribution of US$16 million from positive mark-to-market adjustments on silver and copper prices, along with increased sales volume of copper cement and silver; (ii) a positive net price effect of US$12 million, from higher zinc prices; and (iii) a positive impact of US$7 million from other variations, mainly due to the reversal of inventory provisions, an insurance indemnity payment related to the Juiz de Fora fire incident occurred in December 2024, and a higher cash dividend received from Enercan compared to 3Q25. These gains were partially offset by (iv) higher costs and G&A of US$19 million, primarily attributed to increased consumption of imported concentrate with different characteristic/quality at our Brazilian units, partially offset by improved metal recoveries at Três Marias; and (v) lower TCs with a negative impact of US$4 million.

38

Earnings Release 4Q25 and FY2025

For the full-year 2025, Adjusted EBITDA was US$113 million, down 55% compared to US$250 million in the prior-year period. This performance was primarily driven by (i) lower TCs with a negative impact of US$99 million; (ii) higher operating costs and G&A totaling US$60 million, primarily attributed to unfavorable raw material inventory effect due to lower consumption of internal concentrate, combined with higher unit costs stemming from increased energy consumption, maintenance activities, sales expenses (despite lower volumes), and third-party expenses; (iii) the negative net price effect of US$18 million, from higher zinc prices (increasing raw material costs), a lower net premium, and unfavorable mark-to-market adjustments; (iv) the negative net impact of US$16 million from other variations, mainly environmental liabilities for the Três Marias decommissioning plan; and (v) a US$14 million impact from lower sales volume at Três Marias and Juiz de Fora. These headwinds were partially offset by (vi) stronger by-products contribution of US$67 million, driven by favorable mark-to-market adjustments on silver and copper, higher sulfuric acid prices and volumes, and higher realized prices for silver and copper cement; and (vii) favorable foreign exchange variations of US$3 million.

39

Earnings Release 4Q25 and FY2025

Conversion cost, Cash cost and AISC[7]

Consolidated		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
Smelting conversion cost	US$/t	747	767	651	14.8%	748	667	12.1%
Cash cost net of by-products	US$/t	3,118	2,902	2,771	12.5%	2,831	2,535	11.7%
AISC	US$/t	3,457	3,137	3,016	14.6%	3,075	2,739	12.3%
Smelting conversion cost	US$/lb	0.34	0.35	0.30	14.8%	0.34	0.30	12.1%
Cash cost net of by-products	US$/lb	1.41	1.32	1.26	12.5%	1.28	1.15	11.7%
AISC	US$/lb	1.57	1.42	1.37	14.6%	1.39	1.24	12.3%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$2.1 million in Juiz de Fora in 2025.

Conversion cost averaged US$0.34/lb in 4Q25, up 15% from US$0.30/lb 4Q24, due to higher operational costs and unfavorable foreign exchange variations from the Brazilian smelters. On a quarter-over-quarter basis, conversion cost slightly decreased from US$0.35/lb in 3Q25, reflecting lower energy and variable costs, partially offset by lower sales volume.

For the full-year 2025, conversion cost was US$0.34/lb, an increase of 12% compared to 2024, mainly due to higher maintenance activities, personnel, and energy costs, partially offset by favorable foreign exchange variations.

Cash cost net of by-products for the smelting segment was US$1.41/lb in 4Q25, up 13% from 4Q24 primarily driven by lower TCs, higher zinc prices, which negatively impacted raw material costs, and unfavorable foreign exchange variations, partially offset by stronger by-products contribution. Compared to 3Q25, cash cost increased by 7% due to higher raw material costs reflecting higher zinc prices and lower TCs.

For the full-year 2025, cash cost was US$1.28/lb (or US$2,831/t) compared to US$1.15/lb (or US$2,535/t) in 2024. This increase was mainly attributed to lower TCs, decreased zinc sales volumes, and higher zinc prices, which negatively impacted raw material costs, partially offset by higher by-products contribution and foreign exchange benefits at the Brazilian operations.

AISC net of by-products in 4Q25 was US$1.57/lb, up 15% compared to 4Q24, reflecting higher cash costs, and up 10% compared to 3Q25, driven by higher sustaining capital expenditures.

For the full-year 2025, AISC was US$1.39/lb (or US$3,075/t), up 12% compared to 2024, primarily due to higher cash costs and increased sustaining capital expenditures, partially offset by a reduction in workers’ participation.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting.”

[7] Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

40

Earnings Release 4Q25 and FY2025

Others

Commodity Price Risk Management

Nexa maintains a disciplined hedging framework that encompasses both operational book hedges and strategic hedges. Book hedges are primarily used in the smelting segment to offset purchase and sales price exposures, with the objective of protecting margins and stabilizing cash flows. In addition, the Company selectively executes strategic hedges for its mining operations to manage commodity price volatility, enhance predictability, and protect operating margins.

During the quarter, the Company executed hedge positions covering a portion of its expected 2026 silver and gold mining production, consistent with its annual risk management strategy and hedging policy. These instruments may result in realized prices that differ from spot market prices, impacting near-term revenue and EBITDA. Further details will be disclosed upon settlement.

New Gold & Silver Hedge Program: On December 16, 2025, the Company initiated a new revenue hedge program, aligned with its hedging policy, for gold and silver through Zero Cost Collar derivatives. This program is designed to reduce price exposure at our Peruvian mining operations in 2026 and protect operating margins.

The collars have monthly maturities through March and December 2026, aligned with the commercial team’s forecast production volumes. A Zero Cost Collar involves: (i) Purchasing an option (a put or call) to set a minimum or maximum price floor/cap; and (ii) Simultaneously selling an offsetting option whose premium largely covers the cost of the purchased option, resulting in a net premium near zero at inception.

The Company will continue to monitor market conditions and may execute additional strategic hedges if deemed necessary to reduce price exposure and protect operating margins.

For further details, please refer to Note 12(iv) in the “Consolidated financial statements at December 31, 2025.”

Distributions to shareholders

Nexa’s distribution to shareholders is governed by its corporate framework and the availability of distributable amounts under Luxembourg law. The annual determination of distributable amounts (through dividends and/or share premium reimbursements) considers several factors, including: (i) cash balance; (ii) free cash flow and earnings generated during the year; (iii) leverage measured by Net Debt to Adjusted EBITDA ratio; (iv) capital investments programs and other capital allocation decisions; (v) expected future cash flows from operations; (vi) market volatility; and (vii) strategic planning considerations.

In accordance with this policy, Nexa targets an annual distribution of up to 20% of free cash flow pre-events, with a minimum payment of US$0.08 per common share.

For the year ended December 31, 2025, the Board of Directors has proposed a share premium reimbursement equivalent to 20% of the free cash flow pre-events, totaling approximately US$17.5 million (US$0.132136 per share). This proposal is subject to approval at the Annual General Meeting (“AGM”), expected to be held on June 26, 2026. If approved, the share premium reimbursement is expected to be paid on or around August 11, 2026, to shareholders of record as of July 28, 2026.
For further information, please refer to the Dividend Policy available on the Investor Relations website.

Silver Streaming Agreement

Nexa has a silver streaming agreement with a streamer, in place since 2016, covering silver production from the existing concessions at the Cerro Lindo mine. Under the current terms, approximately 90% of silver production in concentrate is sold at a discounted price, with the remaining 10% sold at spot prices, which impacts reported revenue and EBITDA in the near term.

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Earnings Release 4Q25 and FY2025

The agreement reached approximately 18.9MMoz at December 31, 2025, and is expected to reach its delivery threshold of 19.5MMoz in 1H26. Upon reaching this threshold, the streamer’s share of silver production will be reduced from 65% to 25%, enabling Nexa to sell a significantly larger portion of Cerro Lindo’s silver production at prevailing market prices. This transition is expected to positively impact future revenue and EBITDA from the operation. Nexa is expected to produce 3.0-3.3MMoz of silver at Cerro Lindo in 2026, according to our latest issued guidance.

The streaming agreement applies exclusively to silver produced from Cerro Lindo’s existing concessions and does not cover production from new mining areas.

Offtake agreement

Nexa has an offtake agreement for the copper concentrate produced at Aripuanã. The agreement covers the entire production for a five-year period beginning February 2023, subject to a total contracted volume of approximately 30,018 tonnes. Pricing is based on the lower of market prices or a contractual price cap. As of December 31, 2025, the Company had delivered 12,149 tonnes under this agreement The Company has designated the offtake agreement at fair value through profit or loss under IFRS 9. As at December 31, 2025, this resulted in a non-cash accumulated loss of US$49 million recognized in the income statement. For further information, please refer to explanatory note 16(e) of the “Consolidated financial statements at December 31, 2025.”

Impairment

Nexa recorded a US$13 million non-cash net impairment loss in 4Q25, consisting of impairments of other individual assets. Consequentially, Nexa recorded in 2025 a non-cash net impairment reversal of US$92 million, which consists of a US$108 million reversal for the Cerro Pasco CGU, reflecting updated metal price forecasts, partially offset by a US$16 million loss related to impairments of other individual assets.

For further information, please refer to note 31 in the “Consolidated financial statements at December 31, 2025.”

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Earnings Release 4Q25 and FY2025

Market Scenario

4Q25

Metal Prices		4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024

Zinc	US$/t	3,165	2,825	3,050	3.8%	2,870	2,779	3.3%
Copper	US$/t	11,092	9,797	9,193	20.7%	9,945	9,147	8.7%
Lead	US$/t	1,970	1,966	2,007	(1.8%)	1,963	2,073	(5.3%)
Silver	US$/oz	54.7	39.4	31.4	74.4%	40.0	28.3	41.6%
Gold	US$/oz	4,135	3,457	2,663	55.3%	3,432	2,386	43.8%

Source: Bloomberg

Zinc Market: Lower Inventories, Concentrate tightness, and U.S. Monetary Policy Support Prices

In 4Q25, the LME zinc price averaged US$3,165/t (US$1.44/lb), bringing the full-year 2025 average to US$2,870/t (US$1.30/lb), up 3% year-over-year. Prices were fundamentally supported by tight physical supply amid production challenges and sustained industrial demand. These conditions were amplified by critically low LME metal inventories and a weakening U.S. dollar following two Federal Reserve rate cuts in the quarter. On December 2nd, LME zinc prices reached US$3,351/t, their highest level since February 6, 2023.

The LME zinc market price remained in backwardation for most of the quarter as inventories fell to approximately 35kt by late October. Inventories subsequently recovered, closing 2025 at ~107kt, with increases concentrate in LME warehouses in Singapore and Taiwan (according to CRU consultancy). Concurrently, Chinese exports of refined zinc totaled 52kt over October and November, contributing to a drawdown in SHFE inventories to ~70kt by year-end. In China, domestic spot treatment charges (spot TCs) fell to negative territory (-US$16/t) in December amid tight concentrate availability, while imported TCs ended the year at US$60/t CIF.

In 4Q25, zinc metal demand in our Home Markets (Latin America, excluding Mexico) rose 3.4% quarter-over-quarter but declined 4.7% year-over-year. The annual decrease was mainly driven by weaker consumption in Brazil and Argentina, where tighter monetary conditions and economic reforms weighed on demand, partially offset by improving activity along the Andean coast.

For 2026, we expect a gradual normalization of mine supply to support a modest recovery in treatment charges from the historically low levels observed in 2025. However, the recovery is likely to be regionally differentiated. In China, smelter utilization is expected to increase, supported by stronger by-product credits and improved availability of domestic concentrates. Outside China, the outlook remains more constrained, as elevated energy costs in Europe and persistently weak spot treatment charges may continue to pressure margins and limit meaningful improvements in capacity utilization.

Zinc prices are expected to remain supported by structurally low exchange inventories, resilient underlying demand, and a potentially softer U.S. dollar environment. Nevertheless, price volatility may persist amid ongoing macroeconomic uncertainty and evolving trade dynamics.

In key end markets, global vehicle and light commercial production is projected to grow approximately 3% in 2026, reflecting continued import penetration and competitive market conditions. Construction sector GDP is expected to expand by around 2% year-over-year, indicating gradual improvement in one of zinc’s primary demand drivers (Source: IMF World Economic Outlook).

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Earnings Release 4Q25 and FY2025

Overall, we anticipate a cautiously constructive market backdrop in 2026, with smelter margin recovery dependent on the pace of treatment charge normalization and regional cost dynamics.

Copper Market: Trade tariff changes, combined with persistent concentrate tightness, continue to push prices to new highs.

In 4Q25, the LME copper price averaged US$11,092/t (US$5.03/lb), increasing 21% year-over-year and 13% quarter-over-quarter. Prices were driven by persistent concentrate tightness, potential U.S. tariff announcements, significant inventory withdrawals in East Asia, and a weaker U.S. dollar.

Spot treatment and refining charges (TC/RCs) averaged negative figures in 2025, ending the year at (-US$92/t). The market anticipates the 2026 annual benchmark to settle above the prior year's record low (around US$80/t).

Supply disruptions, a structural deficit in concentrate supply relative to smelting capacity, and robust demand from the electric power and technology sectors are expected to sustain high price levels through 1H26. Although, the recent declaration of commercial production at the Kipushi zinc-copper-germanium-silver mine is a positive development but insufficient to alter the near-term concentrate balance.

Precious Metals: Monetary Policy, Industrial and Safe-Haven Demand Drive Rally

Precious metals prices strengthened significantly in 4Q25, with silver notably outperforming all metals, and gold trading near record highs. This rally was driven by investor allocations to hard assets amid a broad-based decline in base metals inventories, which underscored supply concerns across the complex. The concurrent dovish pivot in U.S. monetary policy, with two Federal Reserve rate cuts, weakened the U.S dollar and reduced the opportunity cost of holding non-yielding assets, providing fundamental support. Silver benefits from its dual role as both a monetary metal and an industrial component critical to sectors such as solar energy, AI-related technologies, and the energy transition.

Outlook: Metal prices are expected to remain volatile in the upcoming months, influenced by geopolitical uncertainty, the trajectory of U.S. monetary policy, and persistent structural supply deficits in key markets. The combination of economic and geopolitical uncertainty has been driving metals prices to new records. The ongoing depreciation of the U.S. dollar supports increased capital allocation to metals, serving as a positive structural support and providing upside catalysts beyond traditional supply-and-demand dynamics.

Foreign Exchange

FX	4Q25	3Q25	4Q24	4Q25 vs. 4Q24	2025	2024	2025 vs. 2024
BRL/USD (Average)	5.395	5.449	5.837	(7.6%)	5.585	5.392	3.6%
BRL/USD (End of period)	5.502	5.318	6.192	(11.1%)	5.502	6.192	(11.1%)
PEN/USD (Average)	3.385	3.532	3.756	(9.9%)	3.568	3.754	(5.0%)
PEN/USD (End of period)	3.363	3.472	3.740	(10.1%)	3.363	3.740	(10.1%)

Source: Bloomberg

Foreign Exchange: Regional Currencies Appreciate on US Dollar Weakness, Despite Local Political Headlines

Key Latin American currencies significantly appreciated against the U.S. dollar in 4Q25, primarily driven by the Federal Reserve's easing cycle. This dynamic impacted local-currency cost structures across the region. In Brazil, the real averaged BRL 5.40/USD in the period, an 8% appreciation year-over-year. The currency slight depreciation in December, however, driven by rising political uncertainty following announcements related to the 2026 presidential election. On an annual basis, the Brazilian real averaged BRL 5.59/USD in 2025, a 4% depreciation relative to the 2024 average of BRL 5.39/USD.

Similarly, the Peruvian sol appreciated by 10% year-over-year in 4Q25, averaging PEN 3.39/USD. For the full year, the PEN strengthened by 5%, with an average rate of PEN 3.57/USD in 2025 compared to PEN 3.75/USD in 2024. Despite domestic political uncertainty following the October impeachment of President Dina Boluarte, the currency’s performance remained resilient, underscoring the offsetting support provided by favorable external monetary conditions.

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Earnings Release 4Q25 and FY2025

Risks and Uncertainties

Risk management is a key element of our business strategy and supports long-term value creation while reinforcing confidence among our stakeholders.

Nexa’s Enterprise Risk Management (“ERM”) Policy establishes a structured approach to identifying and managing risks across our operations, corporate functions and capital projects, and supports informed decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management, as described below. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy as described below. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversight the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Our operations are exposed to various inherent risks and uncertainties that could materially affect our business, operating performance, financial results, liquidity and strategic plans. These include, without limitation:

•	commodity price and demand volatility;
•	inflationary pressures, foreign exchange fluctuations and interest rate movements;
•	changes in economics and political conditions in the countries where we operate;
•	evolving global trade dynamics, including potential new tariffs, supply chain disruptions or shifts in trade policy;
•	ongoing geopolitical tensions and related impacts on global commodity markets and supply chains;
•	climate change impacts and increasingly frequent extreme weather events affecting operations, logistics and energy availability;
•	operational and technical risks inherent to mining, including safety, environmental and geotechnical challenges;
•	permitting, regulatory compliance and community relations risks that could affect production and cost structures;
•	cyber and information security risks;
•	capital availability and execution risks associated with growth projects and sustaining investments; and;
•	other factors.

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Earnings Release 4Q25 and FY2025

Additional information regarding risks and uncertainties is included in our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, including: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of Aripuanã. Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to any other projects that may reach the commissioning or ramp-up phases. Commencing in July 2024, these effects have no longer been included since, at the end of June 2024, Aripuanã reached the final stage of its ramp-up phase, transitioning to an ongoing operation. Also, since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

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Earnings Release 4Q25 and FY2025

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, B.Geo., FAusIMM(Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

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Earnings Release 4Q25 and FY2025

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CapEx expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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Earnings Release 4Q25 and FY2025

Appendix

Income Statement	53
Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation	54
CAPEX	55
All in Sustaining Cash Cost | Mining	56
Conversion and All in Sustaining Cash Cost | Smelting	60

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Earnings Release 4Q25 and FY2025

Income Statement

US$ million	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Net Revenues	579.8	736.3	709.5	740.9	627.1	708.4	763.5	903.0
Cost of sales	(491.9)	(556.0)	(582.9)	(597.6)	(500.6)	(575.9)	(609.6)	(603.2)
Gross Profit	87.8	180.3	126.6	143.3	126.6	132.5	154.0	299.8
SG&A	(33.5)	(30.2)	(29.5)	(34.1)	(35.1)	(32.7)	(37.5)	(40.2)
Mineral Exploration and Project Evaluation	(12.7)	(18.0)	(16.1)	(21.2)	(16.0)	(17.1)	(22.1)	(26.6)
Impairment reversal (loss) of long-lived assets	17.2	(60.2)	17.6	(7.5)	(0.3)	(2.0)	106.5	(12.5)
Other income and expenses, net	(9.0)	(51.9)	(13.9)	41.2	(21.2)	(20.9)	(23.0)	(14.4)
Operating income (loss)	49.8	20.1	84.8	121.7	54.0	59.9	177.9	206.2
Share in the results of associates	5.7	5.3	5.4	4.7	4.9	4.4	5.8	6.1
Net Financial Results	(67.9)	(118.5)	(41.5)	(141.6)	(0.6)	(27.9)	(45.5)	(113.4)
Financial income	5.0	6.8	6.2	6.0	8.9	5.5	7.2	8.4
Financial expenses	(51.5)	(63.1)	(59.9)	(71.4)	(55.2)	(73.7)	(78.5)	(99.1)
Other financial items, net	(21.4)	(62.2)	12.2	(76.3)	45.7	40.3	25.8	(22.6)
Depreciation and amortization	(77.0)	(74.3)	(82.3)	(96.6)	(65.8)	(76.6)	(81.5)	(65.1)
Adjusted EBITDA	128.4	206.1	182.9	196.7	125.2	160.6	186.1	300.0
Adj. EBITDA margin	22.2%	28.0%	25.8%	26.5%	20.0%	22.7%	24.4%	33.2%
Income tax benefit (expense)	0.4	23.0	(42.8)	(96.2)	(29.5)	(23.2)	(38.0)	(17.9)
Net Income (loss)	(12.0)	(70.0)	6.0	(111.4)	28.7	13.3	100.1	81.0
Attributable to Nexa's shareholders	(24.4)	(77.0)	(5.2)	(98.5)	11.8	1.1	69.3	50.4
Attributable to non-controlling interests	12.4	7.0	11.1	(12.9)	16.9	12.2	30.8	30.6
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.18)	(0.58)	(0.04)	(0.74)	0.09	0.01	0.52	0.38
Adjusted Net Income (loss)	(10.4)	41.7	21.9	(133.1)	34.2	37.4	26.8	109.7
Adjusted basic and diluted earnings (loss) per share - (in US$)	(0.16)	0.14	0.03	(1.00)	0.16	0.11	(0.03)	0.60

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Earnings Release 4Q25 and FY2025

Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation

Nexa manages and reports cash flows from operating activities excluding variations in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes excluding these measures provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before variations in working capital to free cash flow.

US$ million	4Q25	2025

Cash provided by operating activities	348	634
(-) Working capital variations	31	(212)
Trade accounts receivables	(59)	(111)
Inventory	(10)	(84)
Other assets	(6)	(96)
Payables	92	119
Other liabilities	14	(40)

Cash flows from operations excluding working capital variations	317	846

Interest paid	(48)	(149)
Income tax	(19)	(105)
Sustaining CAPEX (1)	(121)	(348)

Net cash flows from operations excluding working capital variations	129	244

Other CAPEX investments (2)	(4)	(5)
Loans and investments (3)	(103)	(96)
Dividends and share premium paid	(5)	(48)
Foreign exchange effects	4	13
Working capital variations	31	(212)

Free cash flow	51	(105)

(1) Non expansion investments related to sustaining and HS&E.

(2) Other non-expansion investments and reconciliation to Additions of property, plant and equipment, and intangible assets. Refer to the “Capital Expenditures (“CAPEX”)” section of this earnings release for CAPEX breakdown.

(3) Premium paid on bonds repurchase; Net sales (purchases) of financial investments; Subsidiary acquisition cash effects, net; Proceeds from the sale of property, plant and equipment; Dividends received; New loans and financings; Debt issue costs; Payments of loans and financings; Payments of lease liabilities; Purchase of non-controlling interest shares; and Capital contribution of non-controlling interest to subsidiary.

For details on cash flows, please refer to the “Consolidated financial statements at December 31, 2025.”

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Earnings Release 4Q25 and FY2025

CAPEX

US$ million	1Q24	2Q24	3Q24	4Q24	2024	1Q25	2Q25	3Q25	3Q25	2025
Mining	59.2	45.1	36.6	68.8	209.7	35.1	67.2	65.3	65.3	257.9
Cerro Lindo	8.5	11.5	11.1	17.8	49.0	11.5	13.0	13.3	13.3	59.6
El Porvenir	25.2	12.0	9.3	30.7	77.3	10.5	25.9	21.4	21.4	87.5
Atacocha	4.2	3.4	2.9	2.6	13.1	2.3	3.9	3.3	3.3	15.7
Vazante	6.6	8.2	5.3	7.5	27.6	5.5	7.1	6.1	6.1	26.0
Morro Agudo	0.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
Aripuanã	14.6	10.0	8.0	10.1	42.7	5.2	17.3	21.1	21.1	69.1
Smelting	16.1	19.4	18.2	21.9	75.7	16.7	18.7	25.9	25.9	93.0
Cajamarquilla	12.1	12.2	9.9	11.5	45.7	7.9	11.1	11.5	11.5	49.1
Três Marias	3.3	5.3	3.7	5.4	17.6	6.4	5.8	9.3	9.3	27.0
Juiz de Fora	0.8	2.0	4.6	5.0	12.4	2.5	1.8	5.2	5.2	16.9
Other	(1.2)	(0.8)	(1.5)	(5.1)	(8.5)	(1.4)	0.6	(1.2)	(1.2)	1.0
Total	74.1	63.8	53.3	85.6	276.8	50.5	86.5	89.9	89.9	351.9

Sustaining (US$ million)	1Q24	2Q24	3Q24	4Q24	2024	1Q25	2Q25	3Q25	3Q25	2025
Mining	58.3	43.9	33.7	63.7	199.5	34.6	66.1	63.5	63.5	251.9
Cerro Lindo	8.5	11.5	11.0	16.1	47.1	11.5	12.7	12.7	12.7	57.3
El Porvenir	25.2	12.0	9.1	30.1	76.4	10.5	25.8	21.4	21.4	87.1
Atacocha	4.2	3.4	2.9	2.2	12.7	2.2	3.9	3.2	3.2	15.5
Vazante	5.9	7.3	4.8	6.6	24.7	5.2	6.3	5.0	5.0	23.3
Morro Agudo	0.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
Aripuanã	14.4	9.6	5.9	8.6	38.6	5.1	17.3	21.1	21.1	68.7
Smelting	14.9	17.7	16.0	18.9	67.5	13.8	17.1	22.6	22.6	81.7
Cajamarquilla	11.7	11.4	8.7	11.0	42.8	7.5	10.9	11.0	11.0	46.4
Três Marias	2.4	4.4	2.9	3.7	13.5	3.9	4.6	6.8	6.8	19.6
Juiz de Fora	0.7	1.8	4.4	4.3	11.2	2.4	1.6	4.8	4.8	15.7
Total Operations	73.1	61.5	49.7	82.6	267.0	48.4	83.2	86.1	86.1	333.6
Corporate Sustaining	0.1	0.4	0.2	0.3	1.0	0.0	0.0	0.0	0.0	0.3
Total Sustaining	73.2	62.0	49.9	82.9	268.0	48.4	83.2	86.1	86.1	333.9

52

Earnings Release 4Q25 and FY2025

All in Sustaining Cash Cost | Mining (1)

4Q25

	US$ million (excepted indicated otherwise)	Vazante	Aripuanã	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	37,476	12,454	26,589	13,052	3,388	92,960		92,960
(+)	COGS	33.6	68.8	89.4	59.2	5.3	256.4	(1.0)	255.4
(+)	On-site G&A	0.3	0.2	3.5	1.4	0.9	6.3		6.3
(-)	By-products revenue	(10.3)	(63.3)	(153.0)	(71.6)	(39.4)	(337.6)	(12.0)	(349.7)
(+)	Treatment Charges	11.3	0.4	5.6	3.6	0.8	21.7		21.7
(+)	Selling Expenses	0.0	0.6	0.5	0.1	0.0	1.3		1.3
(-)	Depreciation, amortization and depletion	(9.1)	(13.2)	(12.3)	(16.4)	9.9	(41.1)	0.0	(41.1)
(-)	Royalties	(0.8)	(2.1)	(2.1)	(0.9)	(0.5)	(6.4)		(6.4)
(-)	Worker’s participation & Bonus	(0.5)	(0.8)	(4.3)	(2.8)	(1.7)	(10.1)		(10.1)
(+)	Others	0.2	0.1	5.1	(0.2)	(1.4)	3.8		3.8
(=)	Cash Cost (Sold)	24.8	(9.4)	(67.6)	(27.4)	(25.9)	(105.6)	(13.1)	(118.6)
	Cash Cost (Sold) (per ton)	660.8	(752.3)	(2,543.1)	(2,099.5)	(7,653.4)	(1,135.5)	0.0	(1,276.3)
(+)	Sustaining Capital Expenditure	7.0	25.4	21.7	29.6	6.2	90.0	0.2	90.2
(=)	Sustaining Cash Cost (Sold)	31.8	16.0	(45.9)	2.2	(19.7)	(15.6)	(12.9)	(28.4)
	Sustaining Cash Cost (Sold) (per ton)	848.3	1,283.6	(1,725.4)	170.1	(5,815.1)	(167.6)	0.0	(306.0)
(+)	Worker’s participation & Bonus	0.5	0.8	4.3	2.8	1.7	10.1		10.1
(+)	Royalties	0.8	2.1	2.1	0.9	0.5	6.4		6.4
(+)	Corporate G&A							13.2	13.2
(=)	AISC (Sold)								1.2
(=)	AISC (Sold) (per ton)								13.4
(=)	AISC (Sold) in US$/lb								0.01

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$(0.9) million in 4Q25 in El Porvenir.

53

Earnings Release 4Q25 and FY2025

4Q24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	33,971	-	14,580	12,881	2,710	64,142		64,142
(+)	COGS	29.1	-	82.6	60.5	24.5	196.8	(0.2)	196.6
(+)	On-site G&A	0.1	-	1.1	1.9	1.1	4.2		4.2
(-)	By-products revenue	(4.3)	-	(93.1)	(50.1)	(20.1)	(167.7)	(5.2)	(172.8)
(+)	Treatment Charges	16.8	-	5.5	5.5	1.1	28.9		28.9
(+)	Selling Expenses	0.1	-	0.5	0.2	(0.1)	0.8		0.8
(-)	Depreciation, amortization and depletion	(6.5)	-	(18.7)	(18.9)	(9.3)	(53.4)	0.0	(53.4)
(-)	Royalties	(0.6)	-	(1.2)	(0.8)	(0.3)	(2.9)		(2.9)
(-)	Worker’s participation & Bonus	(0.4)	-	(3.5)	(1.6)	(0.2)	(5.7)		(5.7)
(+)	Others	0.1	-	2.0	2.0	0.1	4.2		4.2
(=)	Cash Cost (Sold)	34.4	-	(24.9)	(1.1)	(3.2)	5.2	(5.3)	(0.1)
	Cash Cost (Sold) (per ton)	1,011.9	-	(1,704.7)	(88.5)	(1,168.7)	81.3	0.0	(2.1)
(+)	Sustaining Capital Expenditure	7.1	-	17.8	30.7	2.6	58.3	10.1	68.4
(=)	Sustaining Cash Cost (Sold)	41.5	-	(7.0)	29.6	(0.6)	63.5	4.7	68.3
	Sustaining Cash Cost (Sold) (per ton)	1,222.0	-	(480.5)	2,296.8	(209.8)	990.4	0.0	1,064.4
(+)	Worker’s participation & Bonus	0.4	-	3.5	1.6	0.2	5.7		5.7
(+)	Royalties	0.6	-	1.2	0.8	0.3	2.9		2.9
(+)	Corporate G&A							11.8	11.8
(=)	AISC (Sold)								88.7
(=)	AISC (Sold) (per ton)								1,382.4
(=)	AISC (Sold) in US$/lb								0.63

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

54

Earnings Release 4Q25 and FY2025

2025

	US$ million (excepted indicated otherwise)	Vazante	Aripuanã	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	128,402	35,165	86,629	52,974	11,853	315,023		315,023
(+)	COGS	134.1	220.9	331.6	193.7	71.8	952.0	(15.0)	937.0
(+)	On-site G&A	1.0	0.7	10.2	5.1	4.0	20.9		20.9
(-)	By-products revenue	(21.2)	(160.7)	(450.3)	(225.9)	(109.6)	(967.7)	(63.8)	(1,031.4)
(+)	Treatment Charges	49.3	3.5	19.6	15.5	3.1	91.0		91.0
(+)	Selling Expenses	0.2	1.8	2.1	0.9	0.5	5.4		5.4
(-)	Depreciation, amortization and depletion	(31.6)	(48.4)	(58.0)	(35.6)	(13.1)	(186.8)	0.0	(186.8)
(-)	Royalties	(2.9)	(8.6)	(6.7)	(3.0)	(1.3)	(22.5)		(22.5)
(-)	Worker's participation & Bonus	(2.0)	(2.5)	(9.3)	(9.4)	(3.5)	(26.7)		(26.7)
(+)	Others	0.6	0.7	3.4	1.4	(1.2)	5.0		5.0
(=)	Cash Cost (Sold)	127.5	7.3	(157.4)	(57.2)	(49.4)	(129.2)	(78.8)	(208.0)
	Cash Cost (Sold) (per ton)	992.9	207.5	(1,816.7)	(1,080.4)	(4,167.5)	(410.2)	0.0	(660.2)
(+)	Sustaining Capital Expenditure	25.0	69.0	59.6	87.5	15.7	256.9	0.5	257.4
(=)	Sustaining Cash Cost (Sold)	152.5	76.3	(97.7)	30.3	(33.7)	127.7	(78.2)	49.4
	Sustaining Cash Cost (Sold) (per ton)	1,187.8	2,168.4	(1,128.2)	571.5	(2,839.7)	405.2	0.0	156.8
(+)	Worker's participation & Bonus	2.0	2.5	9.3	9.4	3.5	26.7		26.7
(+)	Royalties	2.9	8.6	6.7	3.0	1.3	22.5		22.5
(+)	Corporate G&A							44.5	44.5
(=)	AISC (Sold)								143.0
(=)	AISC (Sold) (per ton)								454.0
(=)	AISC (Sold) in US$/lb								0.21

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$0.3 million in 2025 in El Porvenir.

55

Earnings Release 4Q25 and FY2025

2024

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	140,740	7,394	85,903	50,278	10,239	294,554		294,554
(+)	COGS	124.9	18.4	348.9	210.9	85.7	788.8	4.6	793.4
(+)	On-site G&A	0.5	0.3	1.9	4.4	3.2	10.1		10.1
(-)	By-products revenue	(14.2)	(5.6)	(382.8)	(166.8)	(76.3)	(645.7)	(32.7)	(678.4)
(+)	Treatment Charges	69.7	3.4	30.4	21.5	4.4	129.4		129.4
(+)	Selling Expenses	0.3	0.1	1.5	1.1	0.1	3.2		3.2
(-)	Depreciation, amortization and depletion	(26.4)	(0.7)	(75.6)	(55.4)	(29.5)	(187.5)	0.0	(187.5)
(-)	Royalties	(2.3)	(0.4)	(5.5)	(2.8)	(0.9)	(11.8)		(11.8)
(-)	Worker’s participation & Bonus	(2.0)	(0.4)	(8.8)	(5.0)	(1.6)	(17.8)		(17.8)
(+)	Others	1.3	0.1	3.2	1.3	0.3	6.3		6.3
(=)	Cash Cost (Sold)	151.9	15.1	(86.8)	9.3	(14.7)	74.8	(28.1)	46.7
	Cash Cost (Sold) (per ton)	1,079.2	2,041.0	(1,010.6)	185.4	(1,431.2)	254.1	0.0	158.6
(+)	Sustaining Capital Expenditure	25.4	0.0	49.0	77.3	13.1	164.8	43.0	207.9
(=)	Sustaining Cash Cost (Sold)	177.3	15.1	(37.8)	86.6	(1.6)	239.7	14.9	254.6
	Sustaining Cash Cost (Sold) (per ton)	1,260.0	2,046.3	(440.3)	1,722.2	(152.4)	813.7	0.0	864.3
(+)	Worker’s participation & Bonus	2.0	0.4	8.8	5.0	1.6	17.8		17.8
(+)	Royalties	2.3	0.4	5.5	2.8	0.9	11.8		11.8
(+)	Corporate G&A							45.1	45.1
(=)	AISC (Sold)								329.3
(=)	AISC (Sold) (per ton)								1,118.0
(=)	AISC (Sold) in US$/lb								0.51

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.7 million in 2024 in El Porvenir.

56

Earnings Release 4Q25 and FY2025

Conversion and All in Sustaining Cash Cost | Smelting (2)

4Q25

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	36,226	14,942	88,705	139,873		139,873
(+)	COGS	150.2	72.8	329.7	552.7	(1.6)	551.1
(-)	Cost of freight	(2.5)	(0.9)	(11.6)	(15.0)		(15.0)
(+)	On-site G&A	0.4	0.2	2.3	2.9	0.0	2.9
(-)	Depreciation, amortization and depletion	(8.0)	(4.2)	(11.5)	(23.7)		(23.7)
(-)	By-products revenue	(5.7)	(8.3)	(74.1)	(88.1)	1.6	(86.5)
(-)	Worker's participation & Bonus	(0.5)	(0.4)	(2.3)	(3.1)		(3.1)
(+)	Others	2.1	2.5	5.8	10.4		10.4
(=)	Cash Cost (Sold)	135.9	61.9	238.3	436.1	0.0	436.1
	Cash Cost (Sold) (per ton)	3,751.9	4,141.2	2,686.4	3,117.8		3,117.8
(+)	Sustaining Capital Expenditure	5.7	7.4	18.6	31.7	2.6	34.3
(=)	Sustaining Cash Cost (Sold)	141.6	69.3	256.9	467.8	2.6	470.4
	Sustaining Cash Cost (Sold) (per ton)	3,908.1	4,637.5	2,896.2	3,344.3		3,362.7
(+)	Worker's participation & Bonus	0.5	0.4	2.3	3.1		3.1
(+)	Corporate G&A					10.0	10.0
(=)	AISC (Sold)						483.5
(=)	AISC (Sold) (per ton)						3,456.7
(=)	AISC (Sold) in US$/lb						1.57

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	36,226	14,942	88,705	139,873
	COGS	150.2	72.8	329.7	552.7
(-)	Raw Material	(87.5)	(39.4)	(264.0)	(390.9)
(+)	By product cost	(12.0)	(0.5)	(7.0)	(19.6)
(+/-)	Consolidation effects	0.1	(0.1)	1.0	1.0
(+)	Others	(21.4)	(14.7)	(2.6)	(38.7)
(=)	Conversion Cost	29.4	18.2	57.0	104.5
(=)	Conversion Cost in US$/t	810.6	1,217.0	642.4	747.3
(=)	Conversion Cost in US$/lb	0.37	0.55	0.29	0.34

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

57

Earnings Release 4Q25 and FY2025

4Q24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	44,773	23,149	83,544	151,466		151,466
(+)	COGS	145.9	75.5	283.8	505.2	(1.1)	504.1
(-)	Cost of freight	(2.9)	(0.9)	(9.0)	(12.7)		(12.7)
(+)	On-site G&A	0.6	0.4	1.9	2.9	0.0	2.9
(-)	Depreciation, amortization and depletion	(5.5)	(3.0)	(18.9)	(27.4)		(27.4)
(-)	By-products revenue	(4.3)	(6.6)	(35.1)	(46.1)	1.1	(45.0)
(-)	Worker’s participation & Bonus	(2.2)	(0.4)	(2.1)	(4.7)		(4.7)
(+)	Others	(0.1)	(0.4)	3.1	2.7		2.7
(=)	Cash Cost (Sold)	131.5	64.6	223.7	419.8	0.0	419.8
	Cash Cost (Sold) (per ton)	2,936.4	2,791.6	2,677.2	2,771.3		2,771.3
(+)	Sustaining Capital Expenditure	5.4	5.0	11.5	22.0	1.2	23.1
(=)	Sustaining Cash Cost (Sold)	136.9	69.7	235.2	441.7	1.2	442.9
	Sustaining Cash Cost (Sold) (per ton)	3,057.1	3,009.3	2,815.2	2,916.4		2,924.1
(+)	Worker’s participation & Bonus	2.2	0.4	2.1	4.7		4.7
(+)	Corporate G&A					9.2	9.2
(=)	AISC (Sold)						456.8
(=)	AISC (Sold) (per ton)						3,016.2
(=)	AISC (Sold) in US$/lb						1.37

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	44,773	23,149	83,544	151,466
	COGS	145.9	75.5	283.8	505.2
(-)	Raw Material	(87.6)	(43.8)	(211.9)	(343.4)
(+)	By product cost	(11.2)	(0.4)	(5.4)	(17.0)
(+/-)	Consolidation effects	1.6	1.6	(22.9)	(19.6)
(+)	Others	(18.2)	(9.0)	0.6	(26.6)
(=)	Conversion Cost	30.5	23.9	44.3	98.6
(=)	Conversion Cost in US$/t	680.6	1,031.6	529.8	651.0
(=)	Conversion Cost in US$/lb	0.31	0.47	0.24	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

58

Earnings Release 4Q25 and FY2025

2025

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	149,210	60,457	345,874	555,541		555,541
(+)	COGS	545.6	249.9	1,175.4	1,970.9	(4.9)	1,966.0
(-)	Cost of freight	(10.8)	(3.0)	(49.6)	(63.4)		(63.4)
(+)	On-site G&A	2.5	1.2	9.5	13.2	0.0	13.2
(-)	Depreciation, amortization and depletion	(31.2)	(16.2)	(46.6)	(94.0)		(94.0)
(-)	By-products revenue	(17.1)	(26.9)	(220.9)	(264.8)	4.9	(259.9)
(-)	Worker's participation & Bonus	(1.7)	(1.3)	(5.6)	(8.6)		(8.6)
(+)	Others	9.0	4.3	6.1	19.4		19.4
(=)	Cash Cost (Sold)	496.3	208.2	868.3	1,572.8	0.0	1,572.8
	Cash Cost (Sold) (per ton)	3,326.0	3,443.5	2,510.5	2,831.0		2,831.0
(+)	Sustaining Capital Expenditure	27.0	16.9	49.1	93.0	0.3	93.3
(=)	Sustaining Cash Cost (Sold)	523.3	225.0	917.4	1,665.7	0.3	1,666.0
	Sustaining Cash Cost (Sold) (per ton)	3,507.3	3,722.4	2,652.3	2,998.4		2,998.9
(+)	Worker's participation & Bonus	1.7	1.3	5.6	8.6		8.6
(+)	Corporate G&A					33.7	33.7
(=)	AISC (Sold)						1,708.3
(=)	AISC (Sold) (per ton)						3,075.1
(=)	AISC (Sold) in US$/lb						1.39

Note: Cash cost, conversion cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$2.1 million in Juiz de Fora in 2025.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	149,210	60,457	345,874	555,541
	COGS	545.6	249.9	1,175.4	1,970.9
(-)	Raw Material	(282.5)	(129.4)	(890.5)	(1,302.4)
(+)	By product cost	(52.0)	(2.3)	(24.9)	(79.1)
(+/-)	Consolidation effects	(0.2)	0.7	(51.8)	(51.3)
(+)	Others	(92.7)	(44.7)	14.9	(122.5)
(=)	Conversion Cost	118.2	74.3	223.1	415.6
(=)	Conversion Cost in US$/t	792.0	1,229.8	645.0	748.1
(=)	Conversion Cost in US$/lb	0.36	0.56	0.29	0.34

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

59

Earnings Release 4Q25 and FY2025

2024

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	180,255	82,592	326,469	589,315		589,315
(+)	COGS	522.7	266.3	1,021.1	1,810.1	(4.0)	1,806.1
(-)	Cost of freight	(13.5)	(5.3)	(43.7)	(62.5)		(62.5)
(+)	On-site G&A	2.1	1.2	5.8	9.1	0.0	9.1
(-)	Depreciation, amortization and depletion	(26.5)	(14.2)	(50.0)	(90.7)		(90.7)
(-)	By-products revenue	(16.0)	(26.8)	(147.2)	(190.0)	4.0	(186.1)
(-)	Worker’s participation & Bonus	(8.3)	(1.8)	(6.8)	(16.9)		(16.9)
(+)	Others	5.3	3.7	25.9	35.0		35.0
(=)	Cash Cost (Sold)	465.9	223.1	805.0	1,494.0	0.0	1,494.0
	Cash Cost (Sold) (per ton)	2,584.6	2,701.1	2,465.8	2,535.1		2,535.1
(+)	Sustaining Capital Expenditure	17.6	12.4	45.7	75.7	(2.9)	72.9
(=)	Sustaining Cash Cost (Sold)	483.5	235.5	850.7	1,569.7	(2.9)	1,566.8
	Sustaining Cash Cost (Sold) (per ton)	2,682.2	2,851.3	2,605.9	2,663.6		2,658.7
(+)	Worker’s participation & Bonus	8.3	1.8	6.8	16.9		16.9
(+)	Corporate G&A					30.7	30.7
(=)	AISC (Sold)						1,614.4
(=)	AISC (Sold) (per ton)						2,739.5
(=)	AISC (Sold) in US$/lb						1.24

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	180,255	82,592	326,469	589,315
	COGS	522.7	266.3	1,021.1	1,810.1
(-)	Raw Material	(283.2)	(149.7)	(740.2)	(1,173.1)
(+)	By product cost	(53.0)	(2.5)	(25.2)	(80.8)
(+/-)	Consolidation effects	2.0	(1.8)	(49.4)	(49.3)
(+)	Others	(69.5)	(32.2)	(11.8)	(113.5)
(=)	Conversion Cost	119.0	80.0	194.4	393.3
(=)	Conversion Cost in US$/t	660.1	968.2	595.4	667.5
(=)	Conversion Cost in US$/lb	0.30	0.44	0.27	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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